   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              SHOE PAVILION, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

            DELAWARE                              5661
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                           3200-F REGATTA BOULEVARD
                              RICHMOND, CA 94804
                                (510) 970-9775
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 DMITRY BEINUS
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              SHOE PAVILION, INC.
                           3200-F REGATTA BOULEVARD
                              RICHMOND, CA 94804
                                (510) 970-9775
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

                  JOHN F. SEEGAL
                 BRETT E. COOPER                      GREGORY C. SMITH
               GREGORY R. LIBERMAN                     KARYN R. SMITH
        ORRICK HERRINGTON & SUTCLIFFE LLP          LAURA RANDALL WOODHEAD
        OLD FEDERAL RESERVE BANK BUILDING            COOLEY GODWARD LLP
                400 SANSOME STREET             ONE MARITIME PLAZA, 20TH FLOOR
       SAN FRANCISCO, CALIFORNIA 94111-3143 SAN FRANCISCO, CALIFORNIA 94111-3580
                  (415) 392-1122                       (415) 693-2000

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                   PROPOSED          PROPOSED
  TITLE OF EACH CLASS OF       AMOUNT TO BE    MAXIMUM OFFERING  MAXIMUM AGGREGATE    AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)   PRICE PER SHARE(2) OFFERING PRICE(2) REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Common Stock, $.001 par
 value.................      2,070,000 shares       $11.00          $22,770,000         $6,718

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(1) Includes 270,000 shares that may be sold if the over-allotment option granted to the Underwriters is exercised in full.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE A SALE OF ANY OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DECEMBER 10, 1997

                                1,800,000 SHARES

                             [SHOE PAVILION LOGO]

                                  COMMON STOCK

  All 1,800,000 shares of Common Stock offered hereby are being sold by Shoe Pavilion, Inc. ("Shoe Pavilion" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. It is currently anticipated that the initial public offering price for the Common Stock will be between $9.00 and $11.00 per share. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "SHOE."

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
               FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
      PASSED  UPON  THE ACCURACY  OR  ADEQUACY  OF  THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                  PRICE                PROCEEDS
                                                   TO    UNDERWRITING     TO
                                                 PUBLIC  DISCOUNTS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share.......................................  $         $           $
--------------------------------------------------------------------------------
Total(3)........................................ $         $           $
================================================================================

(1) Excludes a non-accountable expense allowance payable to the representative of the Underwriters (the "Representative"). See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting offering expenses payable by the Company, estimated at $800,000, including the Representative's non-accountable expense allowance.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 270,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Proceeds to Company will be $         , $          and
    $          , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of Van Kasper & Company, San Francisco,
California, on or about           , 1998.

                              VAN KASPER & COMPANY

                                        , 1998

                                   [ART WORK]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The statements contained in this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

  Shoe Pavilion, Inc., founded in 1979, is the largest independent off-price footwear retailer on the West Coast that offers a broad selection of women's and men's designer label and name brand merchandise. The Company was among the first footwear retailers on the West Coast to expand the off-price concept into the designer and name brand footwear market. As of December 1, 1997, the Company operated 56 retail stores in California, Washington, Oregon and Nevada under the trade names Shoe Pavilion and Shoe Pavilion's Designer Shoe Warehouse. From 1993 through 1996, net sales and income before income taxes increased at compound annual growth rates of 15.5% and 84.7%, respectively. For the nine months ended September 30, 1997, net sales increased 46.7% to $32.2 million and income before income taxes increased 118.0% to $2.4 million compared to the nine months ended September 30, 1996.

  The Company offers quality designer and name brand footwear such as Amalfi, Clarks, Dexter, Fila, Florsheim, Naturalizer and Rockport, typically at 30% to 70% below department store regular prices for the same shoes. Such price discounts appeal to value-oriented consumers seeking quality brand name footwear not typically found at other off-price retailers or mass merchandisers. The Company is able to offer lower prices by (i) selectively purchasing large blocks of production over-runs, over-orders, mid- and late-season deliveries and last season's stock from manufacturers and other retailers at significant discounts, (ii) sourcing in-season name brand and branded design merchandise directly from factories in Italy, Brazil and China and (iii) negotiating favorable prices with manufacturers by ordering merchandise during off-peak production periods and taking delivery at one central warehouse.

  During the first nine months of 1997, the Company purchased its merchandise from over 50 domestic and international vendors, independent resellers, manufacturers and other retailers that have frequent excess inventory for sale. Budgeted production over-runs due to the long lead-times associated with the design and manufacturing of new shoes, as well as retail overstock, provide the Company with a wide selection of branded merchandise. Women's dress and casual shoes, men's dress and casual shoes and athletic footwear comprised approximately 61%, 26% and 13%, respectively, of net sales for the nine months ended September 30, 1997. The Company emphasizes brand name merchandise that it believes has long-term consumer appeal.

  The Company's stores utilize a self-service format that allows inventory to be stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space. The functionality and simplicity of this format enable flexible store layouts that can be easily reconfigured to accommodate a new mix of merchandise. Moreover, this format allows customers to locate all available sizes of a particular shoe and to try them on for comfort and fit without a salesperson's assistance, thereby reducing in-store staffing needs and allowing customers to make independent, rapid purchasing decisions.

  The Company's stores are strategically located in strip malls, outlet centers and downtown locations, frequently in close proximity to other off-price apparel retailers that attract similar customers. Stores generally range in size from 3,000 to 14,000 square feet and offer between 15,000 and 25,000 pairs of shoes. The Company opened, net of closures, two stores in 1995, three stores in 1996, and 15 stores, to date, in 1997. In early 1997, the Company entered the Los Angeles market by assuming the leasehold interests of Standard Shoes, a Los Angeles based footwear retailer. The Company subsequently converted nine Standard Shoes locations to Shoe Pavilion's Designer Shoe Warehouse stores.

  The Company's objective is to be the leading off-price retailer of designer label and name brand footwear in each of the markets it serves. The Company intends to create greater name recognition and presence by opening new stores in existing markets, moving into new markets with multiple store openings and pursuing opportunities to acquire local and regional footwear retailers. The Company intends to open ten to 20 new stores, primarily in its existing markets, in 1998.

  The Company's executive offices are located at 3200-F Regatta Boulevard, Richmond, California 94804, and its telephone number is (510) 970-9775.

                                  THE OFFERING

Common Stock offered................  1,800,000 shares

Common Stock to be outstanding
 after the offering.................
                                      6,300,000 shares(1)

Use of proceeds.....................  To repay bank borrowings, fund a distribution of S corporation earnings
                                      to the Company's current sole
                                      stockholder and for general corporate
                                      purposes, including expansion. See "Use
                                      of Proceeds."

Proposed Nasdaq National Market       SHOE
symbol..............................
--------------------
(1) Excludes        shares of Common Stock issuable upon exercise of stock
    options to be granted upon the completion of this offering. Also excludes
           shares and        shares of Common Stock reserved for future
    issuance under the Company's 1998 Equity Incentive Plan (the "1998 Plan") and Directors' Stock Option Plan (the "Directors' Plan"), respectively.

  Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives effect to the reorganization of the Company's capital structure, which will be effected prior to the completion of this offering. The Company was incorporated in Delaware in November 1997 as the holding company for Shoe Inn, Inc., a Washington corporation formed in 1983. Upon the completion of this offering, Shoe Inn, Inc. will become a wholly-owned subsidiary of Shoe Pavilion, Inc. Unless otherwise stated, all references in this Prospectus to the Company include Shoe Pavilion, Inc. and its subsidiary Shoe Inn, Inc. The Shoe Pavilion name and logo are registered trademarks of the Company. This Prospectus also includes trademarks and service marks of other companies.

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                            NINE MONTHS
                                                                          ENDED SEPTEMBER
                                  YEAR ENDED DECEMBER 31,                       30,
                          ----------------------------------------------  ----------------
                           1992     1993      1994      1995      1996     1996     1997
                          -------  -------   -------   -------   -------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $17,072  $19,687   $21,515   $25,539   $30,315  $21,936  $32,185
Gross profit............    6,599    6,486     6,508     7,816     9,997    7,083   11,095
Income (loss) from
 operations.............    1,404      461      (106)    1,172     1,775    1,309    2,738
Income (loss) before
 income taxes...........    1,212      236      (510)      648     1,488    1,100    2,399
Pro forma (provision)
 benefit for income
 taxes(1)...............     (435)     (85)      183      (246)     (566)    (418)    (905)
                          -------  -------   -------   -------   -------  -------  -------
Pro forma net income
 (loss)(1)..............  $   777  $   151   $  (327)  $   402   $   922  $   682  $ 1,494
                          =======  =======   =======   =======   =======  =======  =======
Pro forma net income per
 share(1)...............                                         $  0.18           $  0.29
                                                                 =======           =======
Weighted average shares
 outstanding............                                           5,215             5,215
                                                                 =======           =======
SELECTED OPERATING DATA:
Number of stores:
 Opened during period...        3        7         9         6         9        5       16
 Closed during period...        1        0         0         4         6        3        1
 Open at end of period..       20       27        36        38        41       40       56
Comparable store sales
 increase (decrease)(2).      9.6%    (9.1)%   (12.4)%    (1.0)%     8.0%     7.7%     2.5%

                                                            SEPTEMBER 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
Working capital ......................................... $ 5,005    $14,612
Total assets ............................................  22,840     32,890
Total indebtedness (including current portion) ..........   7,284        197
Stockholders' equity.....................................   6,093     16,143

--------------------
(1) For all periods indicated, the Company operated as an S corporation and was not subject to federal and certain state income taxes. Prior to the completion of this offering, the Company will become subject to federal and state income taxes. Pro forma net income (loss) reflects federal and state income taxes as if the Company had not elected S corporation status for income tax purposes. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the period plus the estimated portion of the shares being offered by the Company (715,099 shares) which would be necessary to fund the distribution of substantially all undistributed taxable S corporation earnings, estimated to be $6.3 million as of September 30, 1997. See "Prior S Corporation Status" and Note 3 of Notes to Consolidated Financial Statements.
(2) The Company believes that the decreases in comparable store sales in 1994 and 1995 were due, in part, to temporary store closures and business disruptions resulting from the reconfiguration of the Company's stores from a traditional retail format to the current self-service format. The Company believes that the increase in comparable store sales in 1996 was due, in part, to the completion of the reconfiguration of the Company's comparable stores.
(3) As adjusted to reflect (i) the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and commissions and offering expenses and the application of the estimated net proceeds therefrom, including the S corporation distribution of an estimated $6.3 million as of September 30, 1997 to the Company's current stockholder and
    (ii) a nonrecurring tax benefit, which would have been $443,000 had the termination of the Company's S corporation status occurred as of September 30, 1997. See "Prior S Corporation Status" and "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The statements contained in this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

RISKS ASSOCIATED WITH EXPANSION

  The Company has experienced rapid and substantial growth in net sales as well as in its employee base. The Company's continued growth will depend to a significant degree on its ability to expand its operations through the opening of new stores, to operate these stores on a profitable basis and to increase comparable store sales. The success of the Company's planned expansion will be significantly dependent upon the Company's ability to locate suitable store sites and negotiate acceptable lease terms. In addition, several other factors could affect the Company's ability to expand, including the adequacy of the Company's capital resources, the ability to hire, train and integrate employees and the ability to adapt the Company's distribution and other operational systems. There can be no assurance that the Company will achieve its planned expansion or that any such expansion will be profitable. In addition, there can be no assurance that the Company's expansion within its existing markets will not adversely affect the individual financial performance of the Company's existing stores or its overall operating results, or that new stores will achieve net sales and profitability levels consistent with existing stores, or at all. To manage its planned expansion, the Company regularly evaluates the adequacy of its existing systems and procedures, including product distribution facilities, store management, financial controls and management information systems. However, there can be no assurance that the Company will anticipate all of the changing demands that expanded operations may impose on such systems. Failure to adapt its distribution capabilities or other internal systems or procedures as required could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company expects a portion of its 1998 store openings to be in markets where the Company currently does not have extensive operations. Entry into a new market carries special risks, including market acceptance, product mix and competitive positioning strategies. The success of the Company's expansion plan will depend upon the Company's ability to penetrate new markets successfully. For example, the Company's recent expansion into the Los Angeles market is dependent, to a significant extent, on the successful integration of the converted Standard Shoes stores. If the conversion of these stores to Shoe Pavilion's Designer Shoe Warehouse stores is not well received by customers or the integration is otherwise unsuccessful, the Company's operating results would be adversely affected. Management does not have prior experience in conversions of this size, and there can be no assurance that the Company will be able to successfully operate these or any other converted locations.

  The Company actively monitors individual store performance and has closed underperforming stores in the past, including four in 1995, six in 1996 and one in 1997. The Company intends to continue to close underperforming stores in the future, and if it were to close a number of stores, it could incur significant closure costs and reductions in net sales. In addition, the Company may be unable to close certain underperforming stores on a timely basis because of lease terms. A significant increase in closure costs or the inability to close one or more underperforming stores on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

INVENTORY AND SOURCING RISK

  The Company's future success will be significantly dependent on its ability to obtain merchandise that consumers want to buy, particularly name brand merchandise with long-term retail appeal, and to acquire such merchandise under favorable terms and conditions. For the nine months ended September 30, 1997, the Company's top ten suppliers accounted for 45.3% of inventory purchases, of which purchases from Nine West Group, Inc. and The Rockport Company, Inc. accounted for 10.5% and 8.6% of total inventory purchases, respectively. The deterioration of the Company's relationship with any key vendor could result in delivery delays, merchandise shortages or less favorable terms than the Company currently enjoys. The Company deals with its suppliers on an order-by-order basis and has no long-term purchase contracts or other contractual assurances of continued supply or pricing. As the Company's operations expand, its demand for off-price inventory will continue to increase. The Company's products typically are manufacturing over-runs, over-orders, mid- or late-season deliveries or last season's stock. The inability of the Company to obtain a sufficient supply of readily salable, high margin inventory, to negotiate favorable discount and payment agreements with its suppliers or to sell large inventory purchases without markdowns could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sourcing and Purchasing."

RELIANCE ON KEY PERSONNEL

  The Company's future success will be dependent, to a significant extent, on the efforts and abilities of its executive officers, particularly Dmitry Beinus, the Company's Chairman of the Board, President and Chief Executive Officer. The Company has applied for key man life insurance in the amount of $3.0 million on Mr. Beinus. The Company's Chief Financial Officer joined the Company in September 1997. Accordingly, the Company's management team has not had extensive experience working together. The loss of the services of any one of the Company's executive officers could have a material adverse effect on the Company's operating results. In addition, the Company's continued growth will depend, in part, on its ability to attract, motivate and retain additional skilled managerial and merchandising personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified personnel in the future. See "Management."

UNCERTAINTY OF FUTURE OPERATING RESULTS; FLUCTUATIONS IN COMPARABLE STORE
SALES

  Although the Company recently has been profitable, there can be no assurance that the Company will remain profitable in the future. Future operating results will depend upon many factors, including general economic conditions, the level of competition and the ability of the Company to acquire sufficient inventory, achieve its expansion plans and effectively monitor and control costs. There can be no assurance that the Company's recent gross margin levels will be sustainable in the future. Historically, the Company's growth in net sales has resulted primarily from new store openings, and the Company expects that the primary source of future sales growth, if any, will continue to be new store openings.

  The Company's comparable store sales have fluctuated widely, and the Company does not expect that comparable store sales will contribute significantly, if at all, to future growth in net sales. The Company defines comparable stores as those stores that have been open for at least 14 consecutive months. Stores open less than 14 consecutive months are treated as new stores, and stores closed during the period are excluded from comparable store sales. The Company's comparable store sales decreased 9.1% in 1993, 12.4% in 1994 and 1.0% in 1995 and increased 8.0% in 1996 and 2.5% during the nine months ended September 30, 1997. The Company believes that the decreases in comparable store sales in 1994 and 1995 were due, in part, to temporary store closures and business disruptions resulting from the reconfiguration of the Company's stores from a traditional retail format to the current self-service format. The Company believes that the increase in comparable store sales in 1996 was due, in part, to the completion of the reconfiguration of the Company's comparable stores. The Company does not anticipate realizing similar increases in subsequent periods, and no assurance can be given as to the Company's ability to maintain recent comparable store sales growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

  The Company expects to pursue the acquisition of companies and assets that complement its existing business. Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired businesses, potential adverse short-term effects on the Company's operating results and amortization of acquired intangible assets. The Company has limited experience in identifying, completing and integrating acquisitions. There can be no assurance that the Company will identify attractive acquisition candidates, that acquisitions will be consummated on acceptable terms or that any acquired companies will be integrated successfully into the Company's operations.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company has experienced in the past, and expects to continue to experience, seasonal fluctuations in its net sales and net income. Historically, net sales and net income have been weakest during the first quarter and a majority of the Company's net sales and net income has been realized during the second and third quarters. In anticipation of increased sales activity during these quarters, the Company increases inventory purchases in advance of these quarters. If, for any reason, the Company's net sales were below seasonal norms during the second or third quarter, the Company's business, financial condition and results of operations could be materially adversely affected. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including timing of new store openings, level of net sales contributed by new stores, merchandise mix, timing and level of price markdowns, availability of inventory, store closures, advertising costs, competitive pressures and changes in the demand for off-price footwear. Any such fluctuations could have a material adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Operating Results."

DEPENDENCE ON CONSUMER SPENDING AND PREFERENCES

  The success of the Company's operations depends upon a number of factors relating to consumer spending, including employment levels, business conditions, interest rates, inflation and taxation. There can be no assurance that consumer spending will not decline in response to economic conditions, thereby adversely affecting the Company's operating results.

  All of the Company's products are subject to changing consumer preferences. Consumer preferences could shift to types of footwear other than those that the Company currently offers. Any such shift could have a material adverse effect on the Company's operating results. The Company's future success will depend, in part, on its ability to anticipate and respond to changes in consumer preferences, and there can be no assurance that the Company will be able to anticipate effectively or respond to such changes on a timely basis or at all. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower net sales, excess inventory and lower gross margins, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL PURCHASING

  The Company purchases in-season name brand and branded-design merchandise directly from factories in Italy, Brazil and China. Directly-sourced goods accounted for approximately 13.4% and 15.1% of net sales in 1996 and the nine months ended September 30, 1997, respectively. The Company has no long-term contracts with direct manufacturing sources and competes with other companies for production facilities. All of the manufacturers with which the Company conducts business are located outside of the United States, and the Company is subject to the risks generally associated with an import business, including foreign currency fluctuations, unexpected changes in foreign regulatory requirements, disruptions or delays in shipments and the risks associated with United States import laws and regulations, including quotas, duties, taxes, tariffs and other restrictions. There can be no assurance that the foregoing factors will not disrupt the Company's supply of directly-sourced goods or otherwise adversely impact the Company's business, financial condition and results of operations in the future. See "Business--Sourcing and Purchasing."

INVENTORY SHRINKAGE

  The retail industry is subject to theft by customers and employees. By converting to a self-service format, where shoppers have access to both shoes of a pair, the Company substantially increased the need for store security. Although the Company has implemented enhanced security procedures, there can be no assurance that the Company will not suffer from significant inventory shrinkage in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Video Merchandising and Security Systems."

COMPETITION

  The retail footwear market is highly competitive, and the Company expects the level of competition to increase. The Company competes with off-price and discount retailers (e.g., Nordstrom Rack, Payless ShoeSource, Ross Dress for Less and Famous Footwear), branded retail outlets (e.g., Nine West), national retail stores (e.g., Nordstrom, Marshalls, Macy's, Sears, J.C. Penney, Loehmann's, Robinsons-May and Mervyn's), traditional shoe stores and mass merchants. Many of these competitors have stores in the markets in which the Company now operates and in which it plans to expand. Many of the Company's competitors have significantly greater financial, marketing and other resources than the Company. In addition, there can be no assurance that future participants will not enter the off-price segment of the footwear market. Competitive pressures resulting from competitors' pricing policies could materially adversely affect the Company's gross margins. There can be no assurance that the Company will not face greater competition from other national, regional or local retailers or that the Company will be able to compete successfully with existing and new competitors. The inability of the Company to respond to such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

FUTURE CAPITAL NEEDS

  The Company expects that the net proceeds of this offering remaining after the repayment of indebtedness and the payment of the stockholder distribution described under "Use of Proceeds," together with anticipated cash flow from operations and available borrowings under the Company's credit facility, will satisfy its cash requirements for at least the next 12 months. However, the Company may incur significant working capital requirements and capital expenditures in connection with its growth strategy and otherwise. To the extent that the foregoing cash resources are insufficient to fund the Company's activities, including new store openings planned for 1998, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRIOR S CORPORATION STATUS AND OTHER TAX MATTERS

  Since August 1988, the Company has been an S corporation for federal and certain state income tax purposes. Unlike a C corporation, an S corporation is generally not subject to income tax at the corporate level. The Company intends to terminate its status as an S corporation and become a C corporation as of a date shortly before completion of this offering. If S corporation status were denied for any period prior to this termination by reason of a failure to satisfy the S corporation requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the Company would be subject to income tax as a C corporation for such periods. The Company has made or will make distributions to its sole stockholder equal to the amount of the taxable income reported on the Company's federal tax returns for the period from August 1988 through the day preceding the date of termination of the Company's S corporation status (the "Termination Date"). The amount to be distributed to this stockholder is estimated to be approximately $6.3 million as of September 30, 1997, which will be funded from the net proceeds of this offering. No distributions will be made to the purchasers of the Company's Common Stock in this offering. See "Prior S Corporation Status," "Dividend Policy" and "Use of Proceeds."

SUBSTANTIAL CONTROL BY SINGLE STOCKHOLDER

  Following completion of the offering, Dmitry Beinus, the Company's Chairman of the Board, President and Chief Executive Officer, will own approximately 71.4% of the Company's outstanding Common Stock (68.5% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Beinus will be able to decide all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Concentration of stock ownership could also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholder" and "Description of Capital Stock."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the offering contemplated by this Prospectus, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the Company and the Underwriters based upon a number of factors. Upon commencement of this offering, the Common Stock will be quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations, either of which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, fluctuations in the Company's comparable store sales, announcements by other footwear retailers, the failure of the Company's earnings to meet the expectations of securities analysts and investors, as well as other events or factors. See "--Seasonality and Quarterly Fluctuations" and "Underwriting."

DILUTION AND BENEFITS TO EXISTING STOCKHOLDER

  Purchasers of the Common Stock offered by this Prospectus will suffer an immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. The completion of the offering will result in certain benefits to the Company's current stockholder. The Company intends to use a portion of the net proceeds from the offering to fund a distribution to the existing stockholder, which is intended as a distribution of previously undistributed accumulated S corporation earnings. As of September 30, 1997, the distribution was estimated to be $6.3 million. See "Dilution" and "Prior S Corporation Status."

SHARES ELIGIBLE FOR FUTURE SALE

  The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 6,300,000 shares of Common Stock. All of the shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless acquired by affiliates of the Company. All of the remaining outstanding shares of Common Stock are "Restricted Shares" and are subject to a lock-up agreement under which the stockholder has agreed not to sell or otherwise dispose of any such shares for a period of one year after the date of this Prospectus without the prior written consent of Van Kasper & Company. Van Kasper & Company may release all or any portion of the shares subject to the lock-up agreement, in its discretion, at any time without public announcement. All of the Restricted Shares may become available for sale in the public market immediately following expiration of the one-year lock-up period subject to the volume and other limitations of Rule 144 under the Securities Act.

  The Company intends to file registration statements covering the sale of 1,000,000 shares and 100,000 shares of Common Stock reserved for issuance under its 1998 Plan and Directors' Plan, respectively, shortly after the consummation of this offering. See "Shares Eligible for Future Sale" and "Management--Stock Plans."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  Upon completion of this offering, the Board of Directors will have the authority to issue up to 1,000,000 shares of Preferred Stock, and to determine the rights, preferences and restrictions of such shares, without further stockholder approval. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of the Common Stock. Among other things, these provisions (i) provide that only the Board of Directors or certain members thereof or officers of the Company may call special meetings of the stockholders; (ii) eliminate the ability of the stockholders to take action without a meeting; and (iii) authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors. See "Description of Capital Stock."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning the Company's plans to: open or acquire additional stores; enter new markets; purchase sizable quantities of off-price inventory; close underperforming stores and utilize the Company's capital resources and the net proceeds from this offering and the time periods related thereto. These forward-looking statements may be found in the "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements not specifically set forth above may also be found in these and other sections of this Prospectus. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

                          PRIOR S CORPORATION STATUS

  Since August 1988, the Company has been treated for federal and certain state income tax purposes as a corporation subject to taxation under Subchapter S of the Code, and comparable state tax laws. As a result, the Company's earnings through the day preceding the Termination Date, have been or will be, as the case may be, taxed, with certain exceptions, for federal and certain state income tax purposes directly to the Company's current stockholder. The Termination Date will occur prior to the completion of this offering.

  The Company has previously made distributions to its stockholder to provide the stockholder with funds to assist in paying federal and state income taxes on the undistributed earnings of the Company. After the completion of this offering, the Company will make an additional S corporation distribution to the Company's current stockholder in an amount equal to all of the previously undistributed S corporation earnings of the Company through the Termination Date, estimated to be approximately $6.3 million as of September 30, 1997. See "Use of Proceeds" and Note 3 of Notes to Consolidated Financial Statements. The Company and the current stockholder intend to enter into an agreement that provides for income taxes attributable to the periods prior to the Termination Date to be borne by the current stockholder and for income taxes attributable to the periods after the Termination Date to be borne by the Company. Subsequent to the Termination Date, the Company will no longer be treated as an S corporation and will be fully taxable pursuant to federal and state income tax laws.

  In connection with Shoe Pavilion's conversion to C corporation status, the Company will record a nonrecurring tax benefit, which would have been $443,000 had the conversion occurred as of September 30, 1997.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,800,000 shares offered hereby (assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and commissions and offering expenses) are expected to be approximately $15.9 million ($18.9 million if the Underwriters' over-allotment option is exercised in full). Approximately $6.8 million will be used to repay the outstanding balance on the revolving line of credit portion of the Company's credit facility. At October 31, 1997, the revolving line of credit had aggregate principal outstanding of approximately $6.8 million and bore interest at a rate of 8 3/4%. The line of credit expires on April 30, 1999. See Note 4 of Notes to Consolidated Financial Statements. In addition, the Company will use a portion of such proceeds to fund a distribution to its sole stockholder of certain previously undistributed taxable earnings of the Company included or includable in the taxable income of the stockholder as a result of the Company's S corporation status. The amount of the distribution would have been $6.3 million if the Termination Date had been September 30, 1997. See "Prior S Corporation Status." The balance of the proceeds will be used for expansion and general corporate purposes. Until the proceeds are employed for such purposes, they will be invested in short-term, interest-bearing, investment-grade instruments. The Company expects that the net proceeds of this offering remaining after the repayment of indebtedness and the payment of the stockholder distribution, together with anticipated cash flow from operations and available borrowings under the Company's credit facility, will satisfy its cash requirements for at least the next 12 months. See "Risk Factors--Future Capital Needs."

                                DIVIDEND POLICY

  The Company currently intends to retain its future earnings for use in its business and does not currently anticipate paying cash dividends in the foreseeable future, other than the distribution to the current stockholder in connection with the termination of the Company's S corporation status. Since August 1988, the Company has made distributions to its stockholder primarily to allow the stockholder to pay taxes on earnings of the Company included or includable in the taxable income of the stockholder as a result of the Company's S corporation status. The Company's credit agreement prohibits the payment of cash dividends without the lender's consent, other than payments to its stockholder, as necessary, to satisfy the stockholder's income tax requirements. See "Prior S Corporation Status."

                                   DILUTION

  As of September 30, 1997, the net tangible book value of the Company was approximately $6.1 million, or approximately $1.35 per share. Net tangible book value per share is determined by dividing the net tangible book value (total net tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. After giving effect to (i) the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and commissions and offering expenses, (ii) the distribution to be made to the sole stockholder of undistributed taxable S corporation earnings and (iii) a nonrecurring tax benefit, which would have been $443,000 had the termination of the Company's S corporation status occurred as of September 30, 1997, the pro forma tangible book value of the Company as of September 30, 1997 would have been $16.1 million, or $2.56 per share. This represents an immediate increase in net tangible book value of $1.21 per share to the existing sole stockholder and an immediate dilution in net tangible book value of $7.44 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.................       $10.00
    Net tangible book value per share as of September 30, 1997..... $1.35
    Increase per share attributable to the offering................  1.21
                                                                    -----
   Pro forma net tangible book value per share after the offering..         2.56
                                                                          ------
   Dilution per share to new investors.............................       $ 7.44
                                                                          ======

  The following table summarizes, on a pro forma basis as of September 30, 1997, the difference between the existing stockholder and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid assuming an initial public offering price of $10.00 per share:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing stockholder........ 4,500,000   71.4% $ 6,093,000   25.3%    $ 1.35
New investors............... 1,800,000   28.6   18,000,000   74.7      10.00
                             ---------  -----  -----------  -----
 Total...................... 6,300,000  100.0% $24,093,000  100.0%
                             =========  =====  ===========  =====

  The foregoing tables exclude options to purchase       shares of Common
Stock to be granted at the initial public offering price to certain employees and non-employee directors of the Company upon the closing of this offering. See "Management--Stock Plans." If any additional options were exercised, there could be further dilution to new investors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, (i) on an actual basis, (ii) on a pro forma basis to reflect termination of the Company's S corporation status, including the $6.3 million distribution of undistributed taxable S corporation earnings to the Company's current stockholder and a nonrecurring tax benefit, which would have been $443,000 had the termination of the Company's S corporation status occurred as of September 30, 1997 and (iii) on a pro forma as adjusted basis to reflect the issuance and sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses and the application of the net proceeds therefrom. See "Prior S Corporation Status," "Use of Proceeds" and Note 3 of Notes to Consolidated Financial Statements.

                                                        SEPTEMBER 30, 1997
                                                   ----------------------------
                                                                     PRO FORMA
                                                   ACTUAL PRO FORMA AS ADJUSTED
                                                   ------ --------- -----------
                                                      (DOLLARS IN THOUSANDS)
Short-term borrowings, including current portion
 of long-term debt (1)............................ $7,161  $7,161     $    74
                                                   ======  ======     =======
Long-term debt, net of current portion(1).........    123     123         123
                                                   ------  ------     -------
Stockholders' equity:
 Preferred stock, $.001 par value: 1,000,000
  shares authorized; no shares outstanding........   --        --       --
 Common stock, $.001 par value: 15,000,000 shares
  authorized; 4,500,000 shares outstanding,
  actual; 6,300,000 shares outstanding, pro forma
  and pro forma as adjusted(2)....................      4       4           6
 Additional paid-in capital.......................    812     199      16,137
 Retained earnings................................  5,277      --          --
                                                   ------  ------     -------
  Total stockholders' equity......................  6,093     203      16,143
                                                   ------  ------     -------
   Total capitalization........................... $6,216  $  326     $16,266
                                                   ======  ======     =======

---------------------
(1) For a description of the Company's debt, see Notes 4 and 5 of Notes to Consolidated Financial Statements.

(2) Excludes       shares of Common Stock issuable upon exercise of stock
    options to be granted upon the completion of this offering. Also excludes
          shares and       shares of Common Stock reserved for future issuance
    under the Company's 1998 Plan and the Directors' Plan, respectively.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected consolidated financial and operating data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected statement of operations and balance sheet data of the Company as of and for each of the fiscal years in the five-year period ended December 31, 1996 and the nine-month period ended September 30, 1997 are derived from the Company's audited consolidated financial statements. Such consolidated financial statements as of December 31, 1995 and 1996 and September 30, 1997 and for each of the three fiscal years in the period ended December 31, 1996 and the nine-month period ended September 30, 1997 are included elsewhere in this Prospectus and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein. The balance sheet data as of September 30, 1996 and statement of operations data for the nine-month period ended September 30, 1996 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations for these periods, which adjustments are only of a normal recurring nature. The pro forma information and the information under the caption "Selected Operating Data" for all periods set forth below are derived from unaudited data.

                                                                            NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                          ----------------------------------------------  ---------------------
                           1992     1993      1994      1995      1996        1996       1997
                          -------  -------   -------   -------   -------  ------------- -------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $17,072  $19,687   $21,515   $25,539   $30,315     $21,936    $32,185
Cost of sales and
 related occupancy
 expenses...............   10,473   13,201    15,007    17,723    20,318      14,853     21,090
                          -------  -------   -------   -------   -------     -------    -------
Gross profit............    6,599    6,486     6,508     7,816     9,997       7,083     11,095
                          -------  -------   -------   -------   -------     -------    -------
Selling expenses........    3,849    4,525     4,976     4,835     5,592       4,009      5,884
General and
 administrative
 expenses...............    1,346    1,500     1,638     1,809     2,630       1,765      2,473
                          -------  -------   -------   -------   -------     -------    -------
Income (loss) from
 operations.............    1,404      461      (106)    1,172     1,775       1,309      2,738
Interest and other
 expense, net...........     (192)    (225)     (404)     (524)     (287)       (209)      (339)
                          -------  -------   -------   -------   -------     -------    -------
Income (loss) before
 income taxes...........    1,212      236      (510)      648     1,488       1,100      2,399
Pro forma (provision)
 benefit for income
 taxes(1)...............     (435)     (85)      183      (246)     (566)       (418)      (905)
                          -------  -------   -------   -------   -------     -------    -------
Pro forma net income
 (loss)(1)..............  $   777  $   151   $  (327)  $   402   $   922     $   682    $ 1,494
                          =======  =======   =======   =======   =======     =======    =======
Pro forma net income per
 share(1)...............                                         $  0.18                $  0.29
                                                                 =======                =======
Weighted average common
 shares outstanding.....                                           5,215                  5,215
                                                                 =======                =======
SELECTED OPERATING DATA:
Number of stores:
 Opened during period...        3        7         9         6         9           5         16
 Closed during period...        1        0         0         4         6           3          1
 Open at end of period..       20       27        36        38        41          40         56
Comparable store sales
 increase (decrease)(2).      9.6%    (9.1)%   (12.4)%    (1.0)%     8.0%        7.7%       2.5%
                                       DECEMBER 31,
                          ----------------------------------------------  SEPTEMBER 30,
                           1992     1993      1994      1995      1996        1997
                          -------  -------   -------   -------   -------  -------------
BALANCE SHEET DATA:
Working capital.........  $ 3,020  $ 3,020   $ 1,964   $ 2,876   $ 3,783     $ 5,005
Total assets............    7,410    7,956    10,079     9,473    15,146      22,840
Total indebtedness
 (including current
 portion)...............    2,176    3,306     4,912     3,872     3,673       7,284
Stockholder's equity....    2,736    2,740     2,083     2,695     4,567       6,093

-------------------
(1) For all periods indicated, the Company operated as an S corporation and was not subject to federal and certain state income taxes. Prior to the completion of this offering, the Company will become subject to federal and state income taxes. Pro forma net income (loss) reflects federal and state income taxes as if the Company had not elected S corporation status for income tax purposes. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the period plus the estimated portion of the shares being offered by the Company (715,099 shares) which would be necessary to fund the distribution of substantially all undistributed taxable S corporation earnings, estimated to be $6.3 million as of September 30, 1997. See "Prior S Corporation Status" and Note 3 of Notes to Consolidated Financial Statements.
(2) The Company believes that the decreases in comparable store sales in 1994 and 1995 were due, in part, to temporary store closures and business disruptions resulting from the reconfiguration of the Company's stores from a traditional retail format to the current self-service format. The Company believes that the increase in comparable store sales in 1996 was due, in part, to the completion of the reconfiguration of the Company's comparable stores.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus. Except for the historical information contained herein, the discussions in this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  Shoe Pavilion, founded in 1979, is the largest independent off-price footwear retailer on the West Coast that offers a broad selection of women's and men's designer label and name brand merchandise. The Company was among the first footwear retailers on the West Coast to expand the off-price concept into the designer and name brand footwear market. As of December 1, 1997, the Company operated 56 retail stores in California, Washington, Oregon and Nevada under the trade names Shoe Pavilion and Shoe Pavilion's Designer Shoe Warehouse.

  The Company opened, net of closures, two stores in 1995, three stores in 1996 and 15 stores, to date, in 1997. In early 1997, the Company entered the Los Angeles market by assuming the leasehold interests of Standard Shoes, a Los Angeles based footwear retailer. In connection therewith, the Company purchased the inventory of Standard Shoes at 60% of Standard Shoes' cost. The Company subsequently converted nine Standard Shoes locations to Shoe Pavilion's Designer Shoe Warehouse stores. The Company intends to open 10 to 20 new stores, primarily in its existing markets, in 1998.

  The Company's growth in net sales historically has resulted primarily from new store openings, and the Company expects that the primary source of future sales growth, if any, will continue to be new store openings. The Company's comparable store sales have fluctuated widely, and the Company does not expect that comparable store sales will contribute significantly, if at all, to future growth in net sales. The Company defines comparable stores as those stores that have been open for at least 14 consecutive months. Stores open less than 14 consecutive months are treated as new stores, and stores closed during the period are excluded from comparable store sales. The Company's comparable store sales decreased 9.1% in 1993, 12.4% in 1994 and 1.0% in 1995 and increased 8.0% in 1996 and 2.5% during the nine months ended September 30, 1997. The Company believes that the decreases in comparable store sales in 1994 and 1995 were due, in part, to temporary store closures and business disruptions resulting from the reconfiguration of the Company's stores from a traditional retail format to the current self-service format. The Company believes that the increase in comparable store sales in 1996 was due, in part, to the completion of the reconfiguration of the Company's comparable stores. The Company does not anticipate realizing similar increases in subsequent periods, and no assurance can be given as to the Company's ability to maintain recent comparable store sales growth.

  Between late 1993 and 1995, the Company reconfigured substantially all of its stores from a traditional retail format to the current self-service format. This reconfiguration resulted in increased expenses associated with the conversion and decreased net sales due to the temporary closure of the stores. The majority of the reconfigurations occurred during 1994 and contributed to a loss before income taxes of $510,000 in 1994.

  The Company acquires merchandise opportunistically to obtain favorable terms and in quantities large enough to support future growth, which results in increased inventory levels at various times throughout the year. As a result, similar to other off-price retailers, the Company's inventory turnover rates are typically less than full-price retailers.

  Shoe Pavilion has been treated as an S corporation for federal and certain state income tax purposes since August 1988. As a result, the Company's earnings from August 1988 through the date preceding the

Termination Date have been taxed, with certain exceptions, directly to the Company's stockholder rather than to the Company. The Company's S corporation status will terminate on the Termination Date, and the Company will be subject to state and federal income taxes as a C corporation. All references to net income in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented as if the Company had been subject to federal and state income taxes for the periods presented.

  In connection with its conversion to C corporation status, the Company will record a nonrecurring tax benefit, which would have been $443,000 had the conversion occurred as of September 30, 1997.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

                                                                   NINE MONTHS
                                                                      ENDED
                                                YEAR ENDED          SEPTEMBER
                                               DECEMBER 31,            30,
                                             --------------------  ------------
                                             1994    1995   1996   1996   1997
                                             -----   -----  -----  -----  -----
   Net sales...............................  100.0 % 100.0% 100.0% 100.0% 100.0%
   Gross profit............................   30.2    30.6   33.0   32.3   34.5
   Selling expenses........................   23.1    18.9   18.4   18.3   18.3
   General and administrative expenses.....    7.6     7.1    8.7    8.0    7.7
                                             -----   -----  -----  -----  -----
   Income (loss) from operations...........   (0.5)    4.6    5.9    6.0    8.5
   Interest and other expense, net.........   (1.9)   (2.0)  (1.0)  (0.9)  (1.0)
                                             -----   -----  -----  -----  -----
   Income (loss) before income taxes.......   (2.4)    2.6    4.9    5.1    7.5
   Pro forma (provision) benefit for income
    taxes..................................    0.9    (1.0)  (1.9)  (1.9)  (2.8)
                                             -----   -----  -----  -----  -----
   Pro forma net income (loss).............   (1.5)%   1.6%   3.0%   3.2%   4.7%
                                             =====   =====  =====  =====  =====

 COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net Sales. Net sales increased 46.7% to $32.2 million for the nine-month period ended September 30, 1997 from $21.9 million for the nine-month period ended September 30, 1996. This increase in net sales was primarily attributable to new store sales, including sales from 16 stores opened during the period, which contributed $11.1 million and a 2.5% increase in comparable store sales of $482,000. Stores closed during 1996 and 1997 had contributed an additional $1.3 million to net sales during the 1996 period.

  Gross Profit. Gross profit increased 56.6% to $11.1 million for the nine-month period ended September 30, 1997 from $7.1 million for the nine-month period ended September 30, 1996, and increased as a percentage of net sales to 34.5% from 32.3%. The increase in gross profit was primarily attributable to the Company's ability to purchase merchandise in larger quantities at a lower cost per unit in the 1997 period as well as favorable gross profit margins on the inventory purchased from Standard Shoes. Cost of sales includes landed merchandise costs and occupancy costs. See "--Quarterly Operating Results."

  Selling Expenses. Selling expenses consist of payroll and related costs, advertising and promotional expenses. Selling expenses increased 46.8% to $5.9 million for the nine-month period ended September 30, 1997 from $4.0 million for the nine-month period ended September 30, 1996, and remained flat as a percentage of net sales at 18.3%. The increase in selling expenses was primarily attributable to increases in payroll and related expenses as a result of new stores and, to a lesser extent, advertising expenses. The Company anticipates that selling expenses will increase in absolute dollars in 1998.

  General and Administrative Expenses. General and administrative expenses consist primarily of corporate and administrative expenses, including payroll, employee benefits and warehousing costs. General and administrative expenses increased 40.1% to $2.5 million for the nine-month period ended September 30, 1997 from $1.8 million for the nine-month period ended September 30, 1996, and decreased slightly as a percentage of net sales to 7.7% from 8.0%, primarily as a result of improved expense leverage. The Company anticipates that general and administrative expenses will increase in absolute dollars in 1998.

  Interest and Other Expense, Net. Interest and other expense, net, increased 62.4% to $339,000 for the nine-month period ended September 30, 1997 from $209,000 for the nine-month period ended September 30, 1996. The increase was attributable to higher borrowings outstanding on the Company's revolving line of credit to support increased inventory levels.

  Pro Forma Taxes. The pro forma taxes on income for the nine-month period ended September 30, 1997 were $905,000 compared to $418,000 for the nine-month period ended September 30, 1996. The pro forma effective tax rate for the 1997 period was 37.7% compared to 38.0% for the 1996 period.

 COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

  Net Sales. Net sales increased 18.7% to $30.3 million for 1996 from $25.5 million for 1995. This increase in net sales for 1996 was primarily attributable to new store sales, including sales from nine stores opened during the period, which contributed $4.8 million and an 8.0% increase in comparable store sales of $1.7 million. Stores closed during 1995 and 1996 had contributed an additional $1.7 million to net sales during 1995.

  Gross Profit. Gross profit increased 27.9% to $10.0 million for 1996 from $7.8 million for 1995, and increased as a percentage of net sales to 33.0% from 30.6%, primarily as a result of the Company's ability to purchase merchandise in larger quantities at a lower cost per unit in 1996 and the closure of certain underperforming stores in 1996.

  Selling Expenses. Selling expenses increased 15.7% to $5.6 million for 1996 from $4.8 million for 1995, and decreased slightly as a percentage of net sales to 18.4% from 18.9%, primarily due to a decrease in sales payroll as a result of the reconfiguration of the Company's stores to a self-service format.

  General and Administrative Expenses. General and administrative expenses increased 45.3% to $2.6 million for 1996 from $1.8 million for 1995, and increased as a percentage of net sales to 8.7% from 7.1%, primarily as a result of higher corporate payroll expenses, including a payment to the Company's sole stockholder to fund income taxes.

  Interest and Other Expense, Net. Interest and other expense, net, decreased 45.2% to $287,000 for 1996 from $524,000 for 1995, primarily due to lower borrowings outstanding on the Company's line of credit.

  Pro Forma Taxes. The pro forma taxes on income for 1996 were $566,000 compared to $246,000 for 1995. The pro forma effective tax rate for 1996 and 1995 was 38.0%.

 COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net Sales. Net sales increased 18.7% to $25.5 million for 1995 from $21.5 million for 1994. This increase in net sales for 1995 was primarily attributable to new store sales, including sales from six stores opened during the period, which contributed $4.3 million. This increase was offset by a 1.0% decrease in comparable store sales of $183,000. Stores closed during 1995 and 1994 had contributed an additional $200,000 to net sales during 1994.

  Gross Profit. Gross profit increased 20.1% to $7.8 million for 1995 from $6.5 million for 1994 and increased slightly as a percentage of net sales to 30.6% from 30.2%.

  Selling Expenses. Selling expenses decreased 2.8% to $4.8 million for 1995 from $5.0 million in 1994, and decreased as a percentage of net sales to 18.9% from 23.1%, primarily due to a decrease in sales payroll as a result of the reconfiguration.

  General and Administrative Expenses. General and administrative expenses increased 10.5% to $1.8 million for 1995 from $1.6 million for 1994, and decreased slightly as a percentage of net sales to 7.1% from 7.6%.

  Interest and Other Expense, Net. Interest and other expense, net, increased 29.8% to $524,000 for 1995 from $404,000 for 1994, primarily attributable to the increase in borrowings outstanding on the Company's line of credit.

  Pro Forma Taxes. The pro forma taxes on income for 1995 were $246,000 compared to an income tax benefit of $183,000 for 1994. The pro forma effective tax rate for 1995 was 38.0% compared to 35.8% for 1994.

QUARTERLY OPERATING RESULTS

  The following table presents certain unaudited actual and pro forma financial data for each of the Company's last seven fiscal quarters. This data has been derived from the Company's unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The operating results for any quarter are not necessarily indicative of results to be expected for any subsequent period. The pro forma adjustments reflect federal and state income taxes as if the Company had not elected S corporation status for income tax purposes.

                                             THREE MONTHS ENDED
                         -------------------------------------------------------------
                                                                                SEPT.
                         MARCH 31 JUNE 30  SEPT. 30 DEC. 31  MARCH 31 JUNE 30    30
                           1996    1996      1996    1996      1997    1997     1997
                         -------- -------  -------- -------  -------- -------  -------
                                           (DOLLARS IN THOUSANDS)
Net sales...............  $6,073  $7,980    $7,883  $8,379    $8,155  $12,174  $11,856
Gross profit............   1,763   2,759     2,561   2,914     2,680    4,509    3,906
Income from operations..     134     671       504     466       646    1,393      699
Income before income
 taxes..................      40     607       453     388       533    1,266      600
Pro forma provision for
 income taxes...........     (15)   (230)     (173)   (148)     (201)    (478)    (226)
                          ------  ------    ------  ------    ------  -------  -------
Pro forma net income....  $   25  $  377    $  280  $  240    $  332  $   788  $   374
                          ======  ======    ======  ======    ======  =======  =======
Net sales...............   100.0%  100.0%    100.0%  100.0%    100.0%   100.0%   100.0%
Gross profit............    29.0    34.6      32.5    34.8      32.9     37.0     32.9
Income from operations..     2.2     8.4       6.4     5.6       7.9     11.4      5.9
Income before income
 taxes..................     0.7     7.6       5.7     4.6       6.5     10.4      5.1
Pro forma provision for
 income taxes...........    (0.3)   (2.9)     (2.1)   (1.7)     (2.4)    (3.9)    (1.9)
                          ------  ------    ------  ------    ------  -------  -------
Pro forma net income....     0.4%    4.7%      3.6%    2.9%      4.1%     6.5%     3.2%
                          ======  ======    ======  ======    ======  =======  =======

  Net Sales and Gross Profit. In April 1997, the Company assumed the leasehold interests of Standard Shoes and purchased Standard Shoes' inventory at 60% of Standard Shoes' cost. During the quarter ended June 30, 1997, the Company liquidated that inventory, which resulted in significant increases in net sales, gross profit and gross profit as a percentage of net sales.

  Income from Operations. In December 1996, the Company paid its sole stockholder $264,000 to fund income taxes. The Company does not expect to make similar payments in the future.

  The Company has experienced, and expects to continue to experience, seasonal fluctuations in its net sales and net income. Historically, net sales and net income have been weakest during the first quarter and a majority of the Company's net sales and net income has been realized during the second and third quarters. In anticipation of increased sales activity during these quarters, the Company increases inventory purchases in advance of these quarters. If, for any reason, the Company's net sales were below seasonal norms during the second or third quarter, the Company's business, financial condition and results of operations could be materially adversely affected. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including timing of new store openings, the level of net sales contributed by new stores, merchandise mix, the timing and level of price markdowns, availability of inventory, store closures, advertising costs, competitive pressures and changes in the demand for off-price footwear. Any such fluctuations could have a material adverse effect on the market price of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

  The Company had $5.0 million in working capital as of September 30, 1997, compared to $3.8 million as of December 31, 1996. The Company's capital requirements relate primarily to merchandise inventory and leasehold improvements. The Company's working capital needs are typically higher in the second and third quarters as a result of increased inventory purchases for spring and fall selling seasons.

  Historically, the Company has funded its cash requirements primarily through cash flow from operations and borrowings under its credit facility. Net cash provided by (used in) operating activities for the nine months ended September 30, 1996 and 1997 was $1.8 million and ($1.8) million, respectively. Net cash provided by (used in) operating activities was ($370,000), $1.1 million and $566,000 for 1994, 1995 and 1996, respectively. Net cash provided by (used in) operating activities historically has been driven primarily by net income
(loss) and fluctuations in inventory and accounts payable. Inventory levels have increased throughout these periods due to a net increase in the number of stores. During 1998, the Company anticipates that cash will be used primarily for merchandise inventory and capital expenditures.

  Capital expenditures were $359,000 and $1.1 million for the nine months ended September 30, 1996 and 1997, respectively. Capital expenditures were $905,000, $336,000 and $569,000 in 1994, 1995 and 1996, respectively.
Expenditures for the first nine months of 1997 were primarily for the build-out of 16 new stores and the relocation of the Company's corporate office and distribution center. Expenditures for the first nine months of 1996 were primarily for the build-out of five new stores. The Company estimates that capital expenditures for 1998, excluding the cost of any acquisitions, will total approximately $2.5 million, primarily for the build-out of approximately ten to 20 new stores and an upgrade of the Company's management information systems.

  Financing activities provided (used) cash of ($1.3) million and $2.9 million for the nine months ended September 30, 1996 and 1997, respectively. The increase in cash provided by financing activities for the nine months ended September 30, 1997, primarily reflects additional borrowings under the Company's credit facility to fund increased working capital requirements as a result of a larger store base. This increase was partially offset by increased stockholder distributions. Financing activities provided (used) cash of $1.5 million, ($1.0) million and $93,000 in 1994, 1995 and 1996, respectively. Financing activities relate primarily to borrowings and payments on the Company's credit facility and distributions to the sole stockholder as a result of the Company's S corporation status. During 1994, 1995 and 1996 and the first nine months of 1997, the Company made distributions to its sole stockholder of $148,000, $0, $300,000 and $704,000, respectively. After the completion of this offering, the Company will make an S corporation distribution to its sole stockholder in an amount equal to all of the previously undistributed S corporation earnings of the Company through the Termination Date, estimated to be $6.3 million as of September 30, 1997. See "Use of Proceeds," "Certain Transactions" and Note 3 of Notes to Consolidated Financial Statements.

  The Company has a credit facility agreement with a commercial bank, which includes a revolving line of credit for $10.0 million expiring on April 30, 1999 along with a $500,000 term line available for the purchase or lease of equipment. This line of credit is also available for the issuance of commercial and standby letters of credit up to $3.0 million and $100,000, respectively. The Company pays interest on outstanding amounts at a rate of 0.25% over the bank's prime rate or LIBOR plus 300 basis points at the Company's option. Further, reductions in the interest rate are available depending upon the borrowing base in relationship to the advance rate on the credit facility. Borrowings under the credit facility are secured by inventory and the sole stockholder's guarantee. The agreement contains restrictive covenants that require, among other things, that the Company maintain working capital of at least $4.0 million, tangible net worth of at least $5.5 million and that total indebtedness may not exceed 3.0 times tangible net worth. As of October 31, 1997, the unused and available portion of the credit facility was approximately $3.2 million. The Company will use a portion of the net proceeds of the offering to repay outstanding indebtedness under this credit facility. See "Use of Proceeds."

  As part of its growth strategy, the Company plans to pursue opportunities to acquire complementary businesses, although no such transactions are being considered as of the date of this Prospectus. To the extent that cash resources are insufficient to fund the purchase price of future acquisitions, if any, or the operations of any acquired business, additional external capital may be required. There can be no assurance that additional financing will be available on reasonable terms or at all. The Company believes that the net proceeds of the offering, together with operating cash flow and borrowings under its credit facility, will be sufficient to complete the Company's 1998 store expansion program and to satisfy the Company's other capital requirements for at least the next 12 months. The Company's capital requirements program may vary significantly from those anticipated depending upon such factors as operating results, the number and timing of new store openings, and the number and size of any future acquisitions.

  Management is in the process of evaluating the potential effect on its computer system resulting from the "Year 2000" problem. Under the Company's ongoing program to enhance systems capabilities, management is implementing a plan to resolve the potential issues associated with the "Year 2000" problem. The costs of the modifications and enhancements, which are not known, will be expensed as incurred.

IMPACT OF INFLATION

  The Company does not believe that inflation has had a material impact on its results of operations. However, there can be no assurance that inflation will not have such an effect in future periods.

                                   BUSINESS

  The statements contained in this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

GENERAL

  Shoe Pavilion, founded in 1979, is the largest independent off-price footwear retailer on the West Coast that offers a broad selection of women's and men's designer label and name brand merchandise. The Company was among the first footwear retailers on the West Coast to expand the off-price concept into the designer and name brand footwear market. As of December 1, 1997, the Company operated 56 retail stores in California, Washington, Oregon and Nevada under the trade names Shoe Pavilion and Shoe Pavilion's Designer Shoe Warehouse.

  The Company offers quality designer and name brand footwear such as Amalfi, Clarks, Dexter, Fila, Florsheim, Naturalizer and Rockport, typically at 30% to 70% below department store regular prices for the same shoes. Such price discounts appeal to value-oriented consumers seeking quality brand name footwear not typically found at other off-price retailers or mass merchandisers. The Company is able to offer lower prices by (i) selectively purchasing large blocks of production over-runs, over-orders, mid- and late-season deliveries and last season's stock from manufacturers and other retailers at significant discounts, (ii) sourcing in-season name brand and branded design merchandise directly from factories in Italy, Brazil and China and (iii) negotiating favorable prices with manufacturers by ordering merchandise during off-peak production periods and taking delivery at one central warehouse.

  During the first nine months of 1997, the Company purchased its merchandise from over 50 domestic and international vendors, independent resellers, manufacturers and other retailers that have frequent excess inventory for sale. Budgeted production over-runs due to the long lead-times associated with the design and manufacturing of new shoes, as well as retail overstock, provide the Company with a wide selection of branded merchandise. Women's dress and casual shoes, men's dress and casual shoes and athletic footwear comprised approximately 61%, 26% and 13%, respectively, of net sales for the nine months ended September 30, 1997. The Company emphasizes brand name merchandise that it believes has long-term consumer appeal.

  In early 1997, the Company entered the Los Angeles market by assuming the leasehold interests of Standard Shoes, a Los Angeles based footwear retailer. The Company subsequently converted nine Standard Shoes locations to Shoe Pavilion's Designer Shoe Warehouse stores.

INDUSTRY BACKGROUND

  According to published industry sources, total retail footwear sales in the United States during 1996 were approximately $36.8 billion, representing a 3.4% increase over 1995 retail footwear sales, and are projected to increase to over $43.0 billion in 2000. The footwear industry can be divided into high, moderate, and value-priced segments. The high-priced segment, dominated by department stores, generated 39.4% of total footwear sales in 1996. The value-priced segment, which consists of discount and off-price retailers like Shoe Pavilion, generated 40.9% of total footwear sales or $15.1 billion in 1996. The value-priced segment was the largest retail footwear segment in 1996 and continues to gain market share from the moderate-priced segment.

  Distribution of footwear has undergone substantial changes since the early 1980s. During the past decade, consumers increasingly have sought "value" at the retail level. The National Retail Federation reports that over the past ten years, off-price sales accounted for 60% of all footwear sales. Footwear analysts believe that the use of brand names within the retail environment may be the most powerful marketing tool that retailers possess to attract consumers into stores and that, while fashions and expectations change from season to season, several top brands remain a stabilizing factor within the retail footwear market.

  In addition to becoming more value-oriented, consumers are becoming more time-efficient, and, consequently, convenience and selection have become significant factors in purchasing decisions. The Company believes that consumers prefer stores that offer a wide selection of high quality value-priced shoes from an assortment of manufacturers, to retailers that specialize in one particular brand. The Company believes that the off-price name brand footwear market is currently under served, and that the Company is one of the few retailers dedicated to this growing niche.

OPERATING STRATEGY

  The Company's objective is to be the leading off-price retailer of designer label and name brand footwear in each of the markets it serves. The Company's operating strategy is designed to allow the Company to offer its customers quality footwear typically at 30% to 70% below department store prices for the same shoes. The following summarizes key elements of the Company's operating strategy:

  . Off-Price Concept, Premium Name Brands. The Company differentiates itself from other off-price retailers and deep discount chains by focusing on higher price point merchandise, extending the off-price concept into the designer and name brand footwear market. As such, the Company generally does not compete with other discount stores in obtaining the majority of its merchandise. Similarly, while some department store and brand name retail chains operate discount outlets, such operations generally obtain merchandise from existing inventory of their retail affiliates rather than from external sources. The Company's focus on premium brand name footwear also enables store openings in close proximity to other off-price footwear retailers. Some of the Company's most successful stores have benefited from the heightened consumer awareness and preference to shop at discount malls or outlet centers, both of which typically include other off-price retailers.

  . Broad Selection of Designer Footwear. The Company offers a broad selection of quality footwear from over 75 name brands such as Amalfi, Clarks, Dexter, Fila, Florsheim, Naturalizer and Rockport. The availability and wide variety of premium brand names distinguish Shoe Pavilion and serve to attract first time buyers and consumers who otherwise might shop at more expensive department stores. The wide variety of brand names also enables the Company to tailor its merchandise from store to store to accommodate consumer preferences that may vary by location.

  . Selective Bulk Purchases; Diverse Vendor Network. The Company is able to offer lower prices by selectively purchasing large blocks of over-runs, over-orders, mid- and late-season deliveries and last season's stock from over 50 domestic and international vendors, independent resellers, manufacturers and other retailers at significant discounts. The diversity and scope of its vendor network helps to provide a constant source of quality merchandise, and the purchase of name brand, traditional styles mitigates the likelihood of inventory writedowns. To augment available merchandise with the latest in-season styles, the Company purchases branded design footwear directly from factories in Italy, Brazil and China.

  . Self-Service Stores. Between late 1993 and 1995, the Company reconfigured its stores from a traditional retail format to the current self-service format. The Company believes that the self-service format reinforces its off-price strategy and appeals to value-oriented consumers. The Company's format allows inventory to be stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space. The functionality and simplicity of this format enable flexible store layouts that can be easily rearranged to complement the current merchandise. Moreover, this format allows customers to locate all available sizes of a particular shoe and to try them on for comfort and fit without a salesperson's assistance, thereby reducing in-store staffing needs and allowing customers to make independent, rapid purchasing decisions.

  . Operating Efficiency and Controls. The Company is dedicated to continually optimizing its operations and reducing costs. The Company seeks to leverage its size, name recognition and market presence in negotiating leases with landlords. In March 1997, the Company relocated its headquarters and central distribution facility to Richmond, California to improve efficiency and facilitate timely deliveries. The Company believes that this 60,000 square foot facility can accommodate the Company's planned growth for the foreseeable future. In 1994, the Company installed a centralized video monitoring system which enables remote viewing of a majority of the Company's stores.

GROWTH STRATEGY

  Since opening its first store in 1979, the Company has grown through internal expansion and operated 56 stores as of December 1, 1997. The Company intends to continue to expand by opening new stores, enhancing comparable store sales and pursuing acquisition opportunities.

  . Continue New Store Openings. The Company intends to increase its presence in its current markets and to enter new markets by selectively opening new stores which can be served by the Company's distribution infrastructure. When entering a new market, the Company prefers to open multiple stores, thereby creating an immediate market presence and enabling television advertising costs to be spread economically across a number of stores. The Company opened six stores in 1995, nine stores in 1996 and 16 stores, to date, in 1997 and closed four stores in 1995, six stores in 1996 and one store, to date, in 1997. The Company intends to open ten to 20 stores, primarily in its existing markets, in 1998. Management believes that new store openings in the Company's current markets will further increase name recognition which, in turn, will facilitate expansion into new markets.

  . Increase Comparable Store Sales. Management intends to continue to seek additional comparable store growth through a continuing refinement of its store locations and merchandise selection. However, there can be no assurance that the Company will experience comparable store growth in the future.

  . Pursue Acquisition Opportunities. The retail footwear industry is highly fragmented and includes family and specialty shoe stores which represent approximately 20% of total retail footwear sales. Accordingly, management believes that a number of opportunities exist to acquire one or more regional or local footwear retailers. The Company intends to evaluate opportunities to acquire existing footwear retailers and convert the acquired stores to the Company's off-price merchandising concept.

  The Company's ability to execute its strategy is subject to numerous risks and uncertainties. There can be no assurance that the Company will be successful in implementing its strategy or that its strategy, even if implemented, will lead to successful achievement of the Company's objectives. If the Company were unable to implement its strategy effectively, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors."

MERCHANDISING

  Unlike deep-discount retailers, Shoe Pavilion offers high quality merchandise and a consistent selection of name brand dress and casual shoes for men and women. List prices generally range between $19.99 and $69.99 for women's shoes, and between $39.99 and $99.99 for men's shoes.

  Women's dress and casual shoes, men's dress and casual shoes and athletic footwear comprised approximately 61%, 26% and 13%, respectively, of net sales for the nine month period ended September 30, 1997. The principal categories of footwear offered by Shoe Pavilion stores, and selected brands for each, are summarized in the following table:

         WOMEN'S                         MEN'S                        ATHLETIC
       ------------                   -----------                    -----------
       Amalfi                         Bally                          Adidas
       Esprit                         Bass                           Asics
       Evan-Picone                    Bostonian                      Avia
       Hush Puppies                   Clarks                         Brooks
       Life Stride                    Dexter                         Fila
       Naturalizer                    Florsheim                      New Balance
       Nickels                        Mario Bruni                    Riddell
       Rockport                       Nunn Bush                      Saucony
       Van Eli                        Rockport
       Via Spiga                      Skechers

THE SHOE PAVILION CONCEPT AND STORE DESIGN

  Shoe Pavilion is a standardized concept that offers a bright, clean, low maintenance and functional shopping environment to customers interested in purchasing quality men's and women's value priced footwear. When opening stores in markets where Shoe Pavilion stores currently exist, the Company continues to use the store name Shoe Pavilion, whereas in other markets, the Company uses the more descriptive store name Shoe Pavilion's Designer Shoe Warehouse. The Company's stores carry between 15,000 and 25,000 pairs of shoes and generally range in size from 3,000 to 14,000 square feet.

  Between late 1993 and 1995, the Company reconfigured its stores from a traditional retail format to the current self-service format. The Company believes that the self-service format reinforces its off-price strategy and appeals to value-oriented consumers. The Company's format allows inventory to be stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space. The functionality and simplicity of this format enable flexible store layouts that can be easily rearranged to complement the current merchandise. Moreover, this format allows customers to locate all available sizes of a particular shoe and to try them on for comfort and fit without the need of a salesperson's assistance, thereby reducing in-store staffing needs and allowing customers to make independent, rapid purchasing decisions. The Company believes that these efficiencies and selling strategies have improved the Company's financial performance while addressing a shift in consumer buying patterns towards independent, value-priced shopping.

SITE SELECTION, OPENING COSTS AND LEASES

  The Company uses a number of brokers throughout the West Coast to identify potential retail sites as well as possible acquisition candidates. Before entering a new market, management reviews detailed reports on demographics; spending, traffic, and consumption patterns; and other site and market related data. As of December 1, 1997, 22 of the Company's stores were located in strip malls, 14 were located in outlet centers, 13 were located in free standing stores and seven were located in other types of facilities.

  Opening costs for stores are typically minimal, excluding the initial stocking of inventory. The Company estimates that its total cash requirements to open a typical new store average $250,000 to $400,000, consisting of approximately $40,000 to $50,000 for fixtures, equipment and leasehold improvements; $200,000 to $325,000 for inventory; and the balance for working capital needs. Costs vary from store to store depending on, among other things, the location, size, property condition, and the tenant improvement package offered by the landlord. The Company has been able to renegotiate some of its existing leases to be more heavily revenue-based. The Company does not own any of its real estate.

  The Company actively monitors individual store performance and has closed underperforming stores, including four stores in 1995, six stores in 1996 and one store, to date, in 1997. The relatively small investment required to open new stores affords the Company the flexibility to close stores more quickly than other retailers. The Company intends to continue to close underperforming stores in the future. If the Company were to close a number of stores, it could incur significant termination costs and reductions in net sales. In addition, the Company may not be able to close certain underperforming stores on a timely basis because of lease terms. A significant increase in termination costs, or the inability to close one or more underperforming stores on a timely basis, could have a material adverse effect on the Company's business, financial condition and results of operations.

STORE LOCATIONS

  As of December 1, 1997, the Company operated 56 retail stores in the states of California, Washington, Oregon and Nevada. The number of stores in each geographic area is set forth below:

                                                   STORES AT YEAR END
                                                ------------------------
                                                                          AS OF
   LOCATION                                     1992 1993 1994 1995 1996 12/1/97
   --------                                     ---- ---- ---- ---- ---- -------
   Northern California(1)......................   9   16   22   22   22     25
   Southern California.........................   0    0    2    2    4     16
   Nevada......................................   0    0    1    1    1      1
   Oregon......................................   0    0    0    0    2      2
   Washington..................................  11   11   11   13   12     12
                                                ---  ---  ---  ---  ---    ---
    Total......................................  20   27   36   38   41     56
                                                ===  ===  ===  ===  ===    ===

---------------------
(1)The Company intends to close one store in December 1997.

SOURCING AND PURCHASING

  Vendors. During the first nine months of 1997, the Company purchased its inventory from over 50 domestic and international vendors, independent resellers and other retailers who have over bought merchandise. Name brands sold include Amalfi, Clarks, Dexter, Fila, Florsheim, Naturalizer and Rockport, among others. Since the Company has locations in a number of markets along the West Coast, Shoe Pavilion can accommodate and distribute a wide variety of merchandise that meets the needs of customers in different geographic areas. For the nine months ended September 30, 1997, the Company's top ten suppliers accounted for 45.3% of inventory purchases, of which purchases from Nine West Group, Inc. and The Rockport Company, Inc. accounted for 10.5% and 8.6% of total inventory purchases, respectively. The Company purchases from its suppliers on an order-by-order basis and has no long-term purchase contracts or other contractual assurances of continued supply or pricing. Management believes that the strength and variety of its supplier network mitigates much of the Company's exposure to inventory supply risks, attracts first time buyers, and encourages repeat shopping. See "Risk Factors--Inventory and Sourcing Risk."

  Direct Sourcing. The Company purchases in-season name brand and branded design merchandise directly from factories in Italy, Brazil and China. These purchases include both labeled and non-labeled goods and provide a consistent base of in-season merchandise. Directly sourced goods accounted for approximately 13.4% and 15.1% of the Company's net sales in 1996 and the nine months ended September 30, 1997, respectively. The Company purchases from its manufacturing sources on an order-by-order basis and has no long-term purchase contracts or other contractual assurances of continued supply or pricing. See "Risk Factors--International Purchasing."

MARKETING

  In 1996 and the nine months ended September 30, 1997, the Company spent approximately 4.2% of net sales, or $1.3 million, and 4.4% of net sales, or $1.4 million, respectively, on television advertising. The Company believes that television advertising benefits all stores in a common viewing market. The Company believes that advertising costs for a particular market will be more effectively and economically leveraged as the number of stores increases in that market. The Company generally does not use print advertising which it has found to be less effective than television advertising. Shoe Pavilion's signage is consistent among all of the locations, and highly visible at the front and, when appropriate, rear of the store.

MERCHANDISE DISTRIBUTION

  In March 1997, the Company relocated from a 20,000 square foot distribution facility in Bellevue, Washington to a larger and more centrally located facility in Richmond, California. This new 60,000 square foot distribution facility also houses the Company's executive and administrative headquarters. Vendors ship all products to this distribution center where the merchandise is inspected, verified against the original purchase order, ticketed and repackaged for shipment to stores. The Company believes that its distribution facility can accommodate the Company's planned growth for the foreseeable future.

VIDEO MERCHANDISING AND SECURITY SYSTEMS

  During 1994, the Company installed a remote computer-based video system, which allows management to monitor a majority of its stores. The operator of the system can move the camera and view the entire retail floor without the need for on-site assistance. A second stationary camera monitors the back door at all times, sending pictures to headquarters whenever the door is opened. Management believes that the security system provides the following benefits:

  . Improved Merchandising and Store Appearance. Management can review the condition of the store and its readiness for business. The operator can insure that all merchandise is appropriately displayed, aisles are clear, the checkout counter is uncluttered and deliveries have been processed.

  . Heightened Level of Security and Theft Deterrence. Management believes that security cameras have served as a deterrent to theft and, as a result, reduced in-store shrinkage. Management can monitor cash register activities and any entry to the store.

  During 1996, the Company installed "Checkpoint" security systems in all of its stores as a further deterrent to shoplifters. By converting to a self-service format, where shoppers have access to both shoes of a pair, the need for store security greatly increased. Checkpoint is an electronic article merchandising system that uses an advanced application of radio frequency technology and an integrated alarm system to provide both audible and visible signals of unauthorized removal of goods from the store. In addition to using standard external reusable hard tags, the Company arranges for manufacturers to embed detection devices within the soles of shoes. The tags and detection devices must be deactivated at the checkout counter. Shoe Pavilion's system allows the Company to combine various detection devices within one comprehensive system. Shrinkage decreased from 1.8% of net sales for 1996 to 1.6% for the nine months ended September 30, 1997.

MANAGEMENT INFORMATION SYSTEMS

  The Company's management information systems include a network of PC-based workstations, host terminals and servers at the corporate office to support corporate decision-making, along with PC-based point of sale (POS) systems at each store. The POS system accumulates sales transaction data that are polled via modem by the Company's main computer system nightly and reviewed by management daily. The system's perpetual inventory feature enables the Company's buyers to review and analyze daily the inventory levels at each individual store by department, class and stock keeping unit to replenish fast-selling items on a timely basis.

COMPETITION

  The retail footwear market is highly competitive, and the Company expects the level of competition to increase. The Company competes with off-price and discount retailers (e.g., Nordstrom Rack, Payless

ShoeSource, Ross Dress for Less and Famous Footwear), branded retail outlets (e.g., Nine West), national retail stores (e.g., Nordstrom, Marshalls, Macy's, Sears, J.C. Penney, Loehmann's, Robinsons-May and Mervyn's), traditional shoe stores and mass merchants. Many of these competitors have stores in the markets in which the Company now operates and in which it plans to expand. Many of the Company's competitors have significantly greater financial, marketing and other resources than the Company. In addition, there can be no assurance that future participants will not enter the off-price segment of the footwear market. Competitive pressures resulting from competitors' pricing policies could materially adversely affect the Company's gross margins. There can be no assurance that the Company will not face greater competition from other national, regional or local retailers or that the Company will be able to compete successfully with existing and new competitors. The inability of the Company to respond to such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPERTIES

  The Company's corporate offices and distribution facility are located in a 60,000 square foot facility in Richmond, California, which the Company occupies under a lease expiring in 2002. As of December 1, 1997, the Company's 56 stores occupied an aggregate of approximately 350,000 square feet of space. The Company leases all of its stores, with leases expiring between 1997 and 2002. The Company has options to renew most of its leases. See "--Store Locations."

EMPLOYEES

  As of September 30, 1997, the Company had approximately 213 full-time employees and 169 part-time employees. The number of part-time employees fluctuates depending upon seasonal needs. In November 1997, the Company's 13 warehouse employees voted to be represented by Local 315, International Brotherhood of Teamsters. Challenges to the election were filed, and the parties are awaiting certification by the National Labor Relations Board ("NLRB"). Should the NLRB issue a certification of the election, the Company will meet with Local 315 to negotiate a collective bargaining agreement. The Company generally considers its relationship with its employees to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any material litigation.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

  The executive officers, directors and certain key personnel of the Company and their ages as of the date of this Prospectus are as follows:

   NAME                       AGE                  POSITION
   ----                       ---                  --------
   Dmitry Beinus.............  45 Chairman of the Board, President and Chief
                                   Executive Officer
   Robert R. Hall............  45 Vice President and Chief Operating Officer
   Gary A. Schwartz..........  45 Vice President of Finance, Chief Financial
                                   Officer, Secretary and Director
   Keith C. Gossett, Jr. ....  39 Vice President of Operations
   Linda C. Hickey...........  33 Vice President of Administration
   Peter G. Hanelt(1)........  52 Director
   David H. Folkman(1).......  63 Director

---------------------
(1) Member of Audit and Compensation Committee.

  Dmitry Beinus has served as Chairman of the Board, President and Chief Executive Officer of the Company and has been its sole stockholder since founding the Company in 1979. From 1976 to 1978, Mr. Beinus was employed in the shoe department of Nordstrom, Inc. Mr. Beinus' current responsibilities include overseeing the growth of the operations, maintaining its competitive position within the marketplace, and facilitating the acquisition of inventory.

  Robert R. Hall has served as Vice President and Chief Operating Officer of the Company since January 1997. Mr. Hall joined the Company as a Regional Manager in 1990, and has held various positions within the Company including Operations Manager and Vice President of Merchandising. Mr. Hall's current responsibilities are to oversee the Regional Managers as well as the Company's centralized warehouse operations. From 1976 to 1990, Mr. Hall held various positions with Nordstrom, Inc., most recently as Merchandising Manager for the shoe departments within the San Francisco Bay Area stores.

  Gary A. Schwartz has served as Vice President of Finance and Chief Financial Officer of the Company since September 1997 and as a director since November 1997. From January 1997 until April 1997, Mr. Schwartz served as Vice President, Retail and Licensing of Jessica McClintock, Inc., a women's apparel and fragrance company. From 1979 to 1996, Mr. Schwartz served as Vice President and Chief Financial Officer of Byer California, an apparel manufacturer and commercial real estate company. Mr. Schwartz is a Certified Public Accountant.

  Keith C. Gossett, Jr., has served as Vice President of Operations since April 1997. From 1994 to April 1997, Mr. Gossett was President of Easy Street Shoe Co., a division of Colby Footwear. From 1990 to 1994, Mr. Gossett served as Vice President of Sales and Marketing for Mark Lemp Footwear, and from 1986 to 1990, he was the National Sales Manager for the Women's Division of Florsheim.

  Linda C. Hickey has served as Vice President of Administration since January 1997. Ms. Hickey joined the Company in 1984 as a Sales Associate and has held various positions during her 13 years with the Company. From 1985 to 1992, Ms. Hickey held various positions that included inventory control, accounting, payroll, and personnel, and from 1992 to 1996, she served as Director of Administration. Ms. Hickey's current responsibilities include overseeing internal administrative functions as well as assisting Mr. Beinus with lease and vendor negotiations.

  Peter G. Hanelt has served as a director of the Company since November 1997. Mr. Hanelt is a Principal with Regent Pacific Management Corporation, a management consulting firm. From 1993 to February 1997, Mr. Hanelt served as Chief Operating Officer and Chief Financial Officer of Espirit De Corp, an apparel manufacturer, wholesaler and retailer, and as President, Retail Division from 1995 to 1996. Mr. Hanelt served as Vice President, Finance and Operations of Saint Francis Memorial Hospital, a private teaching hospital from 1992 to 1993, and, from 1990 to 1992, he served as acting Chief Operating Officer and Chief Financial Officer of Post Tool, Inc., a retailer of power and hand tools. Mr. Hanelt is a director of Natural Wonders, Inc. and 3 Day Blinds, Inc.

  David H. Folkman has served as a director of the Company since November 1997. Mr. Folkman has been a Principal with Regent Pacific Management Corporation, a management consulting firm, since 1995, a position he also held from 1991 to 1993. From 1993 to 1995, Mr. Folkman served as President and Chief Executive Officer of Espirit De Corp, an apparel manufacturer, wholesaler and retailer. From 1982 to 1987, Mr. Folkman served as the President and Chief Executive Officer of Emporium, a 22-store division of Carter Hawley Hale Stores, Inc. (now owned by Federated Department Stores, Inc.).

BOARD COMMITTEES AND COMPENSATION

  In November 1997, the Company's Board of Directors established an Audit and Compensation Committee. The Audit and Compensation Committee will (i) recommend the annual employment of the Company's auditors and review the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and adequacy of the Company's internal control procedures, (ii) determine officers' salaries and bonuses and (iii) administer the Company's 1998 Plan. The Audit and Compensation Committee consists of the Company's two independent outside directors, Mr. Hanelt and Mr. Folkman. Officers are appointed by, and serve at the discretion of, the Board of Directors. There are no family relationships among any directors or executive officers of the Company.

  Each director who is not an employee of the Company will receive an annual fee of $8,000. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings. The Company's Directors' Plan provides that, at the time of his or her initial election or appointment to the Board of Directors or upon completion of this offering, each director who is not an employee of the Company will automatically be granted an option to purchase 7,500 shares of Common Stock. In addition, each outside director will automatically be granted an option to purchase 2,500 shares of Common Stock on the date of each annual meeting. The exercise price of all options granted under the Directors' Plan must be equal to the fair market value of the Common Stock at the time the option is granted.

AUDIT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Audit and Compensation Committee consists of the Company's two independent outside directors. In 1996 and 1997, all compensation was determined by the Board of Directors, which consisted solely of Mr. Beinus. See "--Executive Officers and Directors."

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer. None of the Company's other executive officers' annual salaries and bonuses exceeded $100,000 during the fiscal year ended December 31, 1996:

                                                       ANNUAL COMPENSATION
                                                     -----------------------
                                                      SALARY  BONUS  OTHER
                                                     -------- ----- --------
   Dmitry Beinus, President and Chief Executive
    Officer......................................... $250,000  --   $264,000(1)

---------------------
(1) In December 1996, the Company paid Mr. Beinus, the Company's sole stockholder, $264,000 to fund income taxes, which was treated as compensation. The Company does not expect to make similar payments in the future.

STOCK PLANS

  1998 Equity Incentive Plan. Prior to the completion of this offering, the Company will adopt the 1998 Equity Incentive Plan (the "1998 Plan"), pursuant to which an aggregate of 1,000,000 shares of Common Stock will be reserved for issuance to key employees and consultants of the Company. The 1998 Plan will provide for awards of both nonqualified stock options and incentive stock options within the meaning of Section 422A of the Code, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or Common Stock in the future following the attainment of performance goals determined by the Board of Directors.

  The 1998 Plan will be administered by the Audit and Compensation Committee of the Board of Directors (the "Committee"), which will have the sole discretion to select the persons to whom awards will be made, to determine the nature and amounts of such awards and to interpret, construe and implement the 1998 Plan. Members of the Committee are not eligible to receive awards under the 1998 Plan.

  Upon completion of this offering, the Company intends to grant options to
purchase an aggregate of     shares of Common Stock under the 1998 Plan, at an
exercise price equal to the initial public offering price, to certain of its executive officers and key personnel in the amounts set forth below:

                                                                         NUMBER
                                                                           OF
   NAME                                                                  OPTIONS
   ----                                                                  -------
             ...........................................................
             ...........................................................
             ...........................................................

  Directors' Stock Option Plan. Prior to the completion of this offering, the Company will adopt the Directors' Stock Option Plan (the "Directors' Plan"), pursuant to which an aggregate of 100,000 shares of Common Stock will be reserved for issuance to non-employee directors of the Company. The Directors' Plan is intended to further the interests of the Company by providing recognition and compensation to its outside directors for their time, effort and participation in the growth and protection of the Company's business. The Directors' Plan provides that, at the time of his or her initial election or appointment to the Board of Directors or upon completion of this offering, each director who is not an employee of the Company will automatically be granted an option to purchase 7,500 shares of Common Stock. In addition, each outside director will automatically be granted an option to purchase 2,500 shares of Common Stock on the date of each annual meeting. The exercise price of all options granted under the Directors' Plan must be equal to the fair market value of the Common Stock at the time the option is granted. The Directors' Plan will be administered by a committee consisting of at least two members of the Board of Directors.

                             CERTAIN TRANSACTIONS

  The Company and its sole stockholder intend to enter into a tax indemnification agreement that provides for income taxes attributable to the periods prior to the Termination Date to be borne by the stockholder and for income taxes attributable to periods after the Termination Date to be borne by the Company. See "Prior S Corporation Status."

  The Company's sole stockholder is a guarantor of the Company's credit facility. The Company expects to renegotiate the terms of the existing credit facility so that the stockholder is no longer a guarantor upon the completion of this offering.

                             PRINCIPAL STOCKHOLDER

  The following table sets forth, as of December 1, 1997, certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby for (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of each person listed is 3200-F Regatta Boulevard, Richmond, California 94804, and the persons listed have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                                 PERCENTAGE OF
                                                                    SHARES
                                                                  OUTSTANDING
                                                               -----------------
                                             NUMBER OF SHARES   BEFORE   AFTER
   BENEFICIAL OWNERS                        BENEFICIALLY OWNED OFFERING OFFERING
   -----------------                        ------------------ -------- --------
   Dmitry Beinus..........................      4,500,000        100%     71.4%
   Robert R. Hall.........................          --            --       --
   Gary A. Schwartz.......................          --            --       --
   Peter G. Hanelt........................          --            --       --
   David H. Folkman.......................          --            --       --
   All directors and executive officers as
    a group...............................      4,500,000        100%     71.4%

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, the authorized capital stock of the Company will consist of 15,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 1,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock").

COMMON STOCK

  As of December 1, 1997 and after giving effect to the reorganization, there were 4,500,000 shares of Common Stock outstanding held of record by one stockholder. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive or redemption rights and have no right to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  Upon the completion of this offering, 1,000,000 shares of Preferred Stock will be authorized and no shares will be outstanding. The Board of Directors will have the authority, without any further vote or action by the stockholders, to cause the Company to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company currently has no plans to issue any shares of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (ii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder or (iii) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The restrictions contained in Section 203 do not apply if a corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (the Company has not made such an election). An "interested stockholder" is a person who, together with affiliates and associates, owns (or any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset-based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Certificate of Incorporation and By-laws of the Company may be deemed to have anti-takeover effects and may delay, deter or prevent a change in control of the Company that a stockholder might consider in his/her best interest. Among other things, these provisions (i) provide that only the Board of Directors or certain members thereof or officers of the Company may call special meetings of the stockholders; (ii) eliminate the ability of the stockholders to take action without a meeting; and (iii) authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation provides that its directors will not be liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty, to the fullest extent permitted by law. This provision is intended to allow the Company's directors the benefit of the Delaware General Corporation Law which provides that directors of Delaware corporations may be relieved of monetary liability for breaches of their fiduciary duty of care except under certain circumstances, including breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or known violation of law or any transaction from which the director derived an improper personal benefit.

  The Company has entered into separate indemnification agreements with each of the directors and executive officers, whereby the Company agrees, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available at reasonable terms. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

TRANSFER AGENT AND REGISTRAR

            has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, the sale of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market could aversely affect prevailing market prices and the future ability of the Company to raise equity capital and complete any acquisitions for Common Stock.

  Upon completion of this offering, the Company will have outstanding an aggregate of 6,300,000 shares of Common Stock. All of the shares of Common Stock sold in this offering will be freely tradeable without restrictions under the Securities Act of 1933, as amended (the "Securities Act"), unless acquired by affiliates of the Company. All of the remaining outstanding shares of Common Stock are "restricted shares" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares") and are subject to a lock-up agreement under which the Company's sole stockholder has agreed not to sell or otherwise dispose of any of his shares for a period of one year after the date of this Prospectus without the prior written consent of Van Kasper & Company. Van Kasper & Company may release all or any portion of the shares subject to the lock-up agreement, in its discretion, at any time without public announcement. All of the Restricted Shares may become available for sale in the public market immediately following expiration of the one-year lock-up period, subject to the volume and other limitations of Rule 144.

  In general, under Rule 144, if a period of at least one year has elapsed between the later of the date on which restricted securities were acquired from the Company or the date on which they were acquired from an affiliate, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) 1% of the then-outstanding shares of the Common Stock (approximately 63,000 shares upon completion of this offering) or (ii) the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of sales, notice and availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without regard to volume limitations and other conditions described above.

  The Company and the sole stockholder of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of one year after the date of this Prospectus without the prior written consent of Van Kasper & Company, except that the Company may issue the shares of Common Stock offered hereby and may grant options under the Company's stock option plans, so long as none of such options become exercisable during said one-year period. See "Underwriting."

  The Company intends to file registration statements covering the sale of 1,000,000 and 100,000 shares of Common Stock reserved for issuance under its 1998 Plan and Directors' Plan, respectively, shortly after the completion of this offering.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representative, Van Kasper & Company (the "Representative") have severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Van Kasper & Company...............................................
                                                                       ---------
     Total............................................................ 1,800,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby (other than those subject to the Underwriters' over-allotment option described below) if any are purchased.

  The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price and to certain dealers at this price less a discount not in
excess of $     per share. The Underwriters may allow, and these dealers may reallow, a discount not in excess of per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representative.

  The Company has granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase such additional shares in approximately the same proportion as set forth in the table above. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,800,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

  The Company has agreed to pay the Representative a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the offering.

  Pursuant to the terms of a lock-up agreement, the Company's sole stockholder has agreed with the Underwriters that, for a period of one year after the date of this Prospectus, he will not offer, directly or indirectly, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of or grant any rights with respect to any shares of Common Stock (or any securities convertible into, exchange for or exercisable for Common Stock), now owned or hereafter acquired directly or indirectly by such holder, without the prior written consent of the Representative. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options or warrants to purchase Common Stock for a period of one year after the date of this Prospectus without the prior written consent of the Representative, except that the Company may issue the Shares of Common Stock offered hereby and may grant options under the Company's stock option plans, so long as none of such options become exercisable during said one-year period.

  The Representative has advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representative to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representative in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representative has advised the Company that such transactions may be affected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representative. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representative believe to be comparable to the Company, estimates of the business potential of the Company, the current state of the economy as a whole and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters related to this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements as of September 30, 1997 and December 31, 1996 and 1995 and for the nine-month period ended September 30, 1997 and each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement (which term shall encompass any and all amendments thereto) on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC, upon payment of the prescribed fees.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Consolidated Financial Statements
  Independent Auditors' Report............................................. F-2
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Operations.................................... F-4
  Consolidated Statements of Stockholder's Equity.......................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

  The accompanying consolidated financial statements have been adjusted to give effect to the reorganization of Shoe Pavilion, Inc. and Shoe Inn, Inc. as described in Note 1 to the consolidated financial statements. The reorganization will be completed prior to the commencement of the Company's initial public offering. The following report is in the form that will be furnished by Deloitte & Touche LLP upon the effectiveness of the reorganization assuming that from November 7, 1997 to the effective date of the reorganization, no other events shall have occurred that would materially affect the accompanying consolidated financial statements or notes thereto.

                         "INDEPENDENT AUDITORS' REPORT

Board of Directors
Shoe Pavilion, Inc.


  We have audited the accompanying consolidated balance sheets of Shoe Pavilion, Inc. and subsidiary as of September 30, 1997 and December 31, 1996 and 1995, and the related consolidated statements of operations, stockholder's equity, and cash flows for the nine-month period ended September 30, 1997 and the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shoe Pavilion, Inc. and subsidiary as of September 30, 1997 and December 31, 1996 and 1995, and the results of their operations and their cash flows for the nine-month period ended September 30, 1997 and the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

San Francisco, California

November 7, 1997 (January   , 1998 as to
 the reorganization discussed in Note 1)"

Deloitte & Touche LLP

San Francisco, California
December 9, 1997

                              SHOE PAVILION, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                     SEPTEMBER
                                                                     30, 1997
                                                         SEPTEMBER   PRO FORMA
                                      DECEMBER 31,       30, 1997    (NOTE 3)
                                 ---------------------- ----------- -----------
                                    1995       1996
                                 ---------- -----------
                                                                    (UNAUDITED)
                                    ASSETS
CURRENT ASSETS:
 Cash........................... $  112,003 $   201,797 $   251,103 $   251,103
 Inventories....................  8,182,717  13,485,726  20,219,125  20,219,125
 Prepaid expenses...............     62,663      61,121     103,326     103,326
 Other current assets...........         --       4,139     193,707     193,707
                                 ---------- ----------- ----------- -----------
  Total current assets..........  8,357,383  13,752,783  20,767,261  20,767,261
FIXED ASSETS:
 Store fixtures and equipment...  1,374,014   1,759,524   2,188,651   2,188,651
 Leasehold improvements.........    539,168     656,682   1,335,916   1,335,916
                                 ---------- ----------- ----------- -----------
  Total.........................  1,913,182   2,416,206   3,524,567   3,524,567
 Less accumulated depreciation..    813,966   1,039,842   1,507,500   1,507,500
                                 ---------- ----------- ----------- -----------
 Net fixed assets...............  1,099,216   1,376,364   2,017,067   2,017,067
DEFERRED INCOME TAXES...........     --         --          --          443,000
OTHER ASSETS....................     16,806      16,806      56,006      56,006
                                 ---------- ----------- ----------- -----------
  TOTAL......................... $9,473,405 $15,145,953 $22,840,334 $23,283,334
                                 ========== =========== =========== ===========
                     LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
 Accounts payable............... $1,914,319 $ 5,694,569 $ 7,572,845 $ 7,572,845
 Accrued expenses...............    509,509     772,822   1,028,688   1,028,688
 Distributions payable to
  stockholder...................     --         --          --        6,333,000
 Short-term borrowings..........  2,940,423   3,400,000   7,087,125   7,087,125
 Current portion of long-term
  obligations...................    116,667     102,805      74,005      74,005
                                 ---------- ----------- ----------- -----------
  Total current liabilities.....  5,480,918   9,970,196  15,762,663  22,095,663
DEFERRED RENT...................    482,236     438,425     861,591     861,591
LONG-TERM OBLIGATIONS, less
 current portion................     33,333     170,663     122,607     122,607
NOTE PAYABLE TO STOCKHOLDER.....    781,533     --          --          --
COMMITMENTS AND CONTINGENCIES
 (Notes 4 and 5)................
STOCKHOLDER'S EQUITY:
 Common stock--$.001 par value;
  15,000,000 shares authorized;
  4,500,000 shares issued and
  outstanding...................      4,500       4,500       4,500       4,500
 Preferred stock--$.001 par
  value; 1,000,000 shares
  authorized; no shares issued
  or outstanding ...............     --         --          --          --
 Additional capital.............     30,500     812,033     812,033     198,973
 Retained earnings..............  2,660,385   3,750,136   5,276,940     --
                                 ---------- ----------- ----------- -----------
  Total stockholder's equity....  2,695,385   4,566,669   6,093,473     203,473
                                 ---------- ----------- ----------- -----------
  TOTAL......................... $9,473,405 $15,145,953 $22,840,334 $23,283,334
                                 ========== =========== =========== ===========

                See notes to consolidated financial statements.

                              SHOE PAVILION, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                    DECEMBER 31,                     SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1994         1995         1996         1996         1997
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
NET SALES............... $21,515,524  $25,538,939  $30,315,326  $21,936,257  $32,184,536
COST OF SALES AND
 RELATED OCCUPANCY
 EXPENSES...............  15,007,293   17,722,690   20,317,844   14,853,103   21,089,617
                         -----------  -----------  -----------  -----------  -----------
  Gross profit..........   6,508,231    7,816,249    9,997,482    7,083,154   11,094,919
SELLING EXPENSES........   4,976,064    4,835,104    5,592,472    4,008,936    5,883,942
GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............   1,638,066    1,809,487    2,630,044    1,765,217    2,473,300
                         -----------  -----------  -----------  -----------  -----------
  Income (loss) from
   operations...........    (105,899)   1,171,658    1,774,966    1,309,001    2,737,677
OTHER INCOME (EXPENSE):
 Interest...............    (379,261)    (487,502)    (259,281)    (199,972)    (392,710)
 Other--net.............     (24,479)     (36,378)     (27,934)      (8,867)      53,580
                         -----------  -----------  -----------  -----------  -----------
  Total other expense--
   net..................    (403,740)    (523,880)    (287,215)    (208,839)    (339,130)
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........    (509,639)     647,778    1,487,751    1,100,162    2,398,547
PROVISION FOR INCOME
 TAXES..................     --           (35,000)     (98,000)     (77,000)    (168,200)
                         -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)....... $  (509,639) $   612,778  $ 1,389,751  $ 1,023,162  $ 2,230,347
                         ===========  ===========  ===========  ===========  ===========
PRO FORMA (Unaudited--
 Note 3):
 Historical income
  (loss) before taxes on
  income................ $  (509,639) $   647,778  $ 1,487,751  $ 1,100,162  $ 2,398,547
 Pro forma (provision)
  benefit for income
  taxes.................     182,451     (246,156)    (565,345)    (418,061)    (904,252)
                         -----------  -----------  -----------  -----------  -----------
 Pro forma net income
  (loss)................ $  (327,188) $   401,622  $   922,406  $   682,101  $ 1,494,295
                         ===========  ===========  ===========  ===========  ===========
 Pro forma net income
 per share..............                           $      0.18               $      0.29
                                                   ===========               ===========
 Weighted average shares
 outstanding............                             5,215,099                 5,215,099
                                                   ===========               ===========


                 See notes to consolidated financial statements

                              SHOE PAVILION, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                               COMMON STOCK
                             ----------------
                              NUMBER          ADDITIONAL  RETAINED
                             OF SHARES AMOUNT  CAPITAL    EARNINGS     TOTAL
                             --------- ------ ---------- ----------  ----------
BALANCE AT JANUARY 1, 1994.  4,500,000 $4,500  $ 30,500  $2,705,246  $2,740,246
 Net loss..................                                (509,639)   (509,639)
 Distributions to stock-
  holder...................                                (148,000)   (148,000)
                             --------- ------  --------  ----------  ----------
 Balance at December 31,
  1994.....................  4,500,000  4,500    30,500   2,047,607   2,082,607
 Net income................                                 612,778     612,778
                             --------- ------  --------  ----------  ----------
 Balance at December 31,
  1995.....................  4,500,000  4,500    30,500   2,660,385   2,695,385
 Net income................                               1,389,751   1,389,751
 Conversion of note payable
  to equity (Note 4).......                     781,533                 781,533
 Distributions to stock-
  holder...................                                (300,000)   (300,000)
                             --------- ------  --------  ----------  ----------
 Balance at December 31,
  1996.....................  4,500,000  4,500   812,033   3,750,136   4,566,669
 Net income................                               2,230,347   2,230,347
 Distributions to stock-
  holder...................                                (703,543)   (703,543)
                             --------- ------  --------  ----------  ----------
BALANCE AT SEPTEMBER 30,
 1997......................  4,500,000 $4,500  $812,033  $5,276,940  $6,093,473
                             ========= ======  ========  ==========  ==========


                 See notes to consolidated financial statements

                              SHOE PAVILION, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    DECEMBER 31,                     SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1994         1995         1996         1996         1997
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss)...... $  (509,639) $   612,778  $ 1,389,751  $ 1,023,162  $ 2,230,347
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided (used) by
  operating activities:
  Depreciation..........     346,713      412,464      449,864      319,353      441,771
  Other.................      20,395       68,097       32,134        8,867          701
  Cash provided (used)
   by changes in:
   Inventories..........  (1,296,161)      92,972   (5,303,009)  (3,427,972)  (6,733,399)
   Prepaid expenses.....         103       10,737        1,542       23,241      (42,205)
   Other assets.........     (71,130)      78,523       (4,139)          --     (228,768)
   Accounts payable.....   1,043,326     (204,251)   3,780,250    3,688,769    1,878,276
   Accrued expenses and
    deferred rent.......      96,506       26,258      219,501      141,744      679,032
                         -----------  -----------  -----------  -----------  -----------
    Net cash provided
     (used) by operating
     activities.........    (369,887)   1,097,578      565,894    1,777,164   (1,774,245)
                         -----------  -----------  -----------  -----------  -----------
INVESTING ACTIVITIES--
 Purchase of fixed
  assets................    (905,354)    (336,177)    (569,228)    (359,210)  (1,083,175)
                         -----------  -----------  -----------  -----------  -----------
FINANCING ACTIVITIES:
 Proceeds (payments) on
  short-term borrowings,
  net...................   1,354,549   (1,163,722)     459,577   (1,005,423)   3,687,125
 Proceeds from long-term
  debt..................     252,132      208,659       23,129        4,116           --
 Principal payments on
  capital leases........          --           --      (21,067)          --      (23,917)
 Principal payments on
  long-term debt........        (975)     (50,000)     (68,511)     (27,783)     (52,939)
 Distributions paid to
  stockholder...........    (148,000)          --     (300,000)    (300,000)    (703,543)
                         -----------  -----------  -----------  -----------  -----------
    Net cash provided
     (used) by financing
     activities.........   1,457,706   (1,005,063)      93,128   (1,329,090)   2,906,726
                         -----------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN CASH................     182,465     (243,662)      89,794       88,864       49,306
CASH, BEGINNING OF
 PERIOD.................     173,200      355,665      112,003      112,003      201,797
                         -----------  -----------  -----------  -----------  -----------
CASH, END OF PERIOD..... $   355,665  $   112,003  $   201,797  $   200,867  $   251,103
                         ===========  ===========  ===========  ===========  ===========
INTEREST PAID........... $   379,261  $   487,502  $   259,281               $   388,917
INCOME TAXES PAID....... $    --      $    35,000  $    28,031               $   332,262
SUPPLEMENTAL DISCLOSURE
 OF NONCASH INVESTING
 AND FINANCING ACTIVITY:
 Note payable to
  stockholder converted
  to equity (Note 4)....                           $   781,533
 Capital lease
  obligations for store
  equipment.............                               189,918

                 See notes to consolidated financial statements

                              SHOE PAVILION, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND OPERATIONS

  Shoe Pavilion, Inc. (the "Company"), a Delaware corporation, is the successor to Shoe Inn, Inc. ("Shoe Inn"), which was incorporated in the State of Washington in 1983. The Company is preparing for an initial public offering and, in connection with this offering, the sole stockholder of Shoe Inn has entered into an agreement providing for a reorganization prior to the offering. Under the terms of this agreement all of the common stock of Shoe Inn will be exchanged for common stock of the Company and Shoe Inn will become a wholly owned subsidiary. The Company was incorporated in November 1997 for this purpose. The terms of the reorganization will provide for the issuance of 9,000 shares of the Company's common stock for every one share of Shoe Inn common stock. In anticipation of the consummation of the reorganization, the accompanying financial statements reflect the reorganization as if Shoe Inn had always been a wholly owned subsidiary of the Company. However, the accompanying financial statements do not reflect the termination of Shoe Inn's S corporation status. All shares and per share information have been retroactively restated to reflect the reorganization.

  Operations--The Company operates off-price shoe stores located in California, Washington, Oregon and Nevada, under the names Shoe Pavilion and Shoe Pavilion's Designer Shoe Warehouse. In March 1997, the Company moved its corporate headquarters and distribution center to Richmond, California, from Bellevue, Washington. The Company had 38, 41, and 56 stores open as of December 31, 1995, 1996 and September 30, 1997, respectively. The Company purchases inventory from international and domestic vendors. For the nine-month period ended September 30, 1997, the Company's top ten suppliers accounted for 45.3% of inventory purchases, and Nine West Group, Inc. accounted for 10.5% of inventory purchases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Consolidation Policy--The consolidated financial statements include the Company and its wholly-owned subsidiary, Shoe Inn. All significant intercompany balances and transactions have been eliminated.

  Cash represents cash on hand and cash held in banks.

  Inventories are stated at the lower of average cost (determined on a first-in, first-out basis) or market.

  Fixed assets are stated at cost and depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful lives of the assets or lease term, generally five years.

  Income Taxes--The Company has elected to be taxed as an S corporation for federal income tax reporting purposes, which provides that taxable income or loss of the Company is generally passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements. The Company has elected to be a C corporation in the states of California and Oregon. Accordingly, taxes are provided for income attributable to the Company's operations in these states.

  Deferred Rent--Certain of the Company's store leases provide for free or reduced rent during an initial portion of the lease term. Deferred rent consists of the aggregate obligation for lease payments under these leases amortized on a straight-line basis over the lease term, in excess of amounts paid. In addition, deferred rent includes construction allowances received from landlords, which are amortized on a straight-line basis over the initial lease term.

                              SHOE PAVILION INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Preopening Costs--Store preopening costs are charged to expense as incurred.

  Long-lived Assets--The Company periodically reviews long-lived assets for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows. No impairment loss provisions have been required to date.

  Interim Results--The accompanying statement of operations and cash flows for the nine-month period ended September 30, 1996 are unaudited. In the opinion of management, the interim financial statements as of and for the nine-month period ended September 30, 1997 and the statement of operations and cash flows for the nine-month period ended September 30, 1996 have been prepared on the same basis as the annual financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the nine-month period ended September 30, 1997 may not be indicative of the results to be expected for the full year.

  Stockholder Distributions--The Company has historically distributed a portion of its earnings to the stockholder, as necessary, to satisfy the stockholder's income tax requirements as well as for other purposes.

  New Accounting Pronouncements--In February 1997, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards
(SFAS) No. 128, Earnings Per Share ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. As the Company does not have any stock options, warrants or other convertible securities outstanding, basic and diluted EPS are the same as primary EPS.

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

3. PRO FORMA INFORMATION (UNAUDITED)

  Since August 1988, the Company has been treated as an S corporation for federal and most state income tax purposes. The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the Company not been treated as an S corporation for income tax purposes since that time. The following pro forma adjustments have been made.

 Pro Forma Balance Sheet Information

  . Distributions--The Company intends to make an S corporation distribution to its current stockholder equal to all of the previously undistributed S corporation earnings through the termination date of the Company's status as an S corporation. The pro forma adjustments reflect an estimated distribution of $6,333,000 as of September 30, 1997.

                              SHOE PAVILION INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  . Deferred Income Taxes--The Company will record an estimated $443,000 deferred income tax asset upon termination of the Company's S corporation status. The pro forma adjustments reflect this asset as of September 30, 1997.

  The condensed balance sheet of the Company as of September 30, 1997 (unaudited) reflecting these pro forma adjustments is as follows:

                                            SEPTEMBER                SEPTEMBER
                                            30, 1997    PRO FORMA    30, 1997
                                             ACTUAL    ADJUSTMENTS   PRO FORMA
                                           ----------- -----------  -----------
Current assets............................ $20,767,261              $20,767,261
Long-term assets..........................   2,073,073 $   443,000    2,516,073
                                           ----------- -----------  -----------
 Total assets............................. $22,840,334 $   443,000  $23,283,334
                                           =========== ===========  ===========
Current liabilities....................... $15,762,663 $ 6,333,000  $22,095,663
Long-term liabilities.....................     984,198                  984,198
                                           ----------- -----------  -----------
 Total liabilities........................  16,746,861   6,333,000   23,079,861
                                           ----------- -----------  -----------
Common stock and additional paid-in
 capital .................................     816,533    (613,060)     203,473
Retained earnings.........................   5,276,940  (5,276,940)
                                           ----------- -----------  -----------
 Total stockholder's equity...............   6,093,473  (5,890,000)     203,473
                                           ----------- -----------  -----------
 Total liabilities and stockholder's
  equity.................................. $22,840,334 $   443,000  $23,283,334
                                           =========== ===========  ===========

 Pro Forma Income Statement Information

  . Income Taxes--Since August 1988, the Company has not been subject to federal and most state income taxes. Prior to the closing of the proposed public offering, the Company will terminate its status as an S corporation. The pro forma information presented on the statements of operations reflect a provision (benefit) for income taxes at an effective rate of 35.8%, 38.0%, 38.0%, 38.0% and 37.7% for the years ended December 31, 1994, 1995, 1996 and the nine-month periods ended September 30, 1996 and 1997, respectively.

  . Pro Forma Net Income Per Share is based on the weighted average number of shares of common stock outstanding during the period plus the estimated number of the shares being offered by the Company (715,099 shares) which would be necessary to fund the distribution of substantially all undistributed taxable S corporation earnings, estimated to be $6,333,000 as of September 30, 1997.

4. FINANCING AGREEMENTS

  Short-term borrowings represent amounts drawn under the Company's $8,000,000 revolving line of credit expiring June 30, 1998, interest at 0.75% over the bank's prime rate (9.25% at September 30, 1997), secured by inventory and the stockholder's personal guarantee.

  Terms of the revolving line of credit agreements require, among other things, that the Company maintain working capital of at least $2,500,000, tangible net worth of at least $3,500,000, and that total indebtedness may not exceed 2.75 times tangible net worth. The line of credit prohibits the payment of cash dividends, other than payments to the stockholder, as necessary, to satisfy the stockholder's income tax requirements. The Company was in compliance with all covenants for the nine-month period ended September 30, 1997.

                              SHOE PAVILION INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  In October 1997, the line of credit was increased to $10,000,000, and the Company obtained a $500,000 term line available for the purchase or lease of equipment. This line of credit expires on April 30, 1999, and the Company pays interest on outstanding amounts at a rate of 0.25% over the bank's prime rate or LIBOR plus 300 basis points. This line of credit is also available for issuance of commercial and standby letters of credit of up to $3,000,000 and $100,000, respectively. Borrowings are secured by inventory and the stockholder's guarantee. The agreement contains restrictive covenants that require, among other things, that the Company maintain working capital of at least $4,000,000, tangible net worth of at least $5,500,000 and that total indebtedness may not exceed 3.0 times tangible net worth.

                                                  DECEMBER 31,
                                                ----------------- SEPTEMBER 30,
                                                  1995     1996       1997
                                                -------- -------- -------------
Long-term debt:
 Unsecured note payable to stockholder due on
  demand, interest at 9%. Note payable
  converted to stockholder's equity in 1996.... $781,533
 Note payable to bank, interest at 0.75% over
  the bank's prime rate (8.5% at September 30,
  1997), secured by equipment, due in equal
  monthly installments through January 30,
  1998.........................................  150,000 $ 83,333    $33,333
 Note payable, interest at 9.67%, secured by
  vehicle, due in equal monthly installments
  through May 30, 2001.........................            21,284     18,345
                                                -------- --------    -------
  Total........................................  931,533  104,617     51,678
Less current portion...........................  116,667   70,633     39,185
                                                -------- --------    -------
Total long-term portion........................ $814,866 $ 33,984    $12,493
                                                ======== ========    =======

  During the year ended December 31, 1996, the note payable to the stockholder was converted to capital in lieu of repayment. At the time of conversion, the note payable had an unpaid balance of $781,533. Interest on the note payable to the stockholder was $52,133 and $61,458 for the years ended December 31, 1994 and 1995, respectively.

  The bank debt and notes payable are at currently available rates for such debt instruments with similar terms and maturities. The fair value of bank debt and notes payable approximates carrying value.

  Principal repayment requirements on the long-term debt are:

   Year ending September 30:
    1998............................................................... $39,185
    1999...............................................................   5,852
    2000...............................................................   5,852
    2001...............................................................     789
                                                                        -------
     Total............................................................. $51,678
                                                                        =======

5. COMMITMENTS AND CONTINGENCIES

  Leases--The Company is obligated under operating leases for store and warehouse locations and equipment. While most of the agreements provide for minimum lease payments, certain of the store leases

                              SHOE PAVILION INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

provide for additional rentals contingent upon prescribed sales volumes. Additionally, the Company is required to pay common area maintenance ("CAM") and other costs associated with the centers in which the stores operate. Most of the leases provide for renewal at the option of the Company and certain leases include rent escalation clauses.

  During 1996, the Company entered into capital leases for certain store equipment. The Company's assets under capital leases as of December 31, 1996 and September 30, 1997 are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Total assets under capital leases....................   $189,918     $189,918
Less accumulated amortization........................     29,190       57,677
                                                        --------     --------
 Total...............................................   $160,728     $132,241
                                                        ========     ========

  Future minimum lease payments required under these leases are:

                                                           CAPITAL   OPERATING
                                                            LEASES    LEASES
                                                           -------- -----------
Year ending September 30:
 1998..................................................... $ 48,998 $ 4,850,272
 1999.....................................................   48,998   4,347,042
 2000.....................................................   48,998   3,256,495
 2001.....................................................   12,696   2,627,020
 2002.....................................................            1,330,098
  Thereafter..............................................            2,584,446
                                                           -------- -----------
Total minimum lease commitments...........................  159,690 $18,995,373
                                                                    ===========
Less amounts representing interest........................   14,756
                                                           --------
Present value of capital lease obligations................  144,934
Less current portion......................................   34,820
                                                           --------
Total long-term portion................................... $110,114
                                                           ========

  Rental expense for the years ended December 31, 1994, 1995, 1996 and the nine-month period ended September 30, 1997 was $2,978,708, $3,580,770, $3,768,318 and $4,089,060, respectively, including contingent rentals of $60,067, $80,584, $204,587, and $139,558, respectively.

  Letters of Credit--The Company has obtained letters of credit in connection with overseas purchase arrangements. The total amount outstanding was $490,363, $1,463,424 and $399,143 as of December 31, 1995, 1996 and September
30, 1997, respectively. The Company also has standby letters of credit relating to rental agreements of $14,667, $33,236 and $53,236 as of December 31, 1995, 1996 and September 30, 1997, respectively.

  Contingencies--The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material affect on the Company's financial statements.

                                  * * * * * *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPEC-TUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURIS-DICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Forward-Looking Statements................................................   11
Prior S Corporation Status................................................   11
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Dilution..................................................................   13
Capitalization............................................................   14
Selected Consolidated Financial and Operating Data........................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business..................................................................   22
Management................................................................   29
Certain Transactions......................................................   31
Principal Stockholder.....................................................   32
Description of Capital Stock..............................................   33
Shares Eligible For Future Sale...........................................   35
Underwriting..............................................................   36
Legal Matters.............................................................   37
Experts...................................................................   37
Additional Information....................................................   37
Index to Consolidated Financial Statements................................  F-1

  UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIV-ERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,800,000 SHARES

                                      LOGO

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                              VAN KASPER & COMPANY

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee:

   SEC registration fee............................................... $  6,718
   NASD filing fee....................................................    2,777
   Nasdaq National Market application fee.............................   33,250
   Blue sky fees and expenses.........................................    5,000
   Accounting fees....................................................  150,000
   Legal fees and expenses............................................  240,000
   Transfer agent and registrar fees..................................    5,000
   Printing and engraving expenses....................................  125,000
   Non-accountable expense allowance..................................  180,000
   Miscellaneous......................................................   52,255
                                                                       --------
     Total............................................................ $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The FIFTH Section of the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article V of the Company's By-Laws provides for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

  The Company intends to enter into indemnification agreements with each director which will provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance. The Company intends to obtain directors' and officers' liability insurance.

  The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Effective as of the date of this offering, the Company's sole stockholder will exchange all of the issued and outstanding capital stock of Shoe Inn, Inc for 4,500,000 shares of Common Stock of the Company. The foregoing transaction will be completed without registration under the Securities Act in reliance upon Section 4(2) of the Securities Act for transactions not involving a public offering, among others, on the basis that such transaction did not involve any public offering and the purchaser was an accredited investor with access to the kind of information registration would provide. During the past three years, the Company has not sold any other securities that were not registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

    1.1 Form of Underwriting Agreement.*
    2.1 Form of Exchange Agreement dated February   , 1998 by and among Shoe
        Pavilion, Inc., Shoe Inn, Inc. and Dmitry Beinus.*
    3.1 Certificate of Incorporation of the Registrant (Delaware).
    3.2 Bylaws of the Registrant (Delaware).
    4.1 Specimen Common Stock Certificate.*
    5.1 Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the
        Common Stock.*
   10.1 Lease between Lincoln-Whitehall Pacific, LLC and Shoe Inn, Inc. dated
        October 28, 1996.
   10.2 1998 Equity Incentive Plan.*
   10.3 Directors' Stock Option Plan.*
   10.4 Loan Agreement between Shoe Inn, Inc. and U.S. Bank National
        Association dated October 24, 1997.*
   10.5 Form of Tax Allocation Agreement dated February   , 1998 between Shoe
        Pavilion, Inc. and Dmitry Beinus.*
   10.6 Agreement of Purchase and Sale dated as of April 14, 1997 among
        Standard Shoe Company and Shoe Inn, Inc.
   10.7 Form of Indemnification Agreement between the Registrant and certain of its officers and directors.
   23.1 Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit
        5.1).*
   23.2 Consent of Deloitte & Touche LLP.*
   24.1 Powers of Attorney (see Page II-4).

---------------------
*To be filed by amendment

  (B) FINANCIAL STATEMENT SCHEDULES

  All schedules are omitted because they are not applicable, or because the information is included in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described on Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Shoe Pavilion, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of California, on December 10, 1997.

                                          SHOE PAVILION, INC.

                                                   /s/ Dmitry Beinus
                                          By: _________________________________
                                                        Dmitry Beinus
                                                 (Chairman of the Board of
                                                 Directors, Chief Executive
                                                   Officer and President)


                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dmitry Beinus and Gary A. Schwartz, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same and any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                         CAPACITY                   DATE
             ---------                         --------                   ----
       /s/ Dmitry Beinus             Chairman of the Board of      December 10, 1997
____________________________________  Directors and Chief
           Dmitry Beinus              Executive Officer and
                                      President (Principal
                                      Executive Officer)

      /s/ Gary A. Schwartz           Director, Vice President of   December 10, 1997
____________________________________  Finance and Chief Financial
          Gary A. Schwartz            Officer (Principal
                                      Financial Officer and
                                      Principal Accounting
                                      Officer)

      /s/ Peter G. Hanelt            Director                      December 10, 1997
____________________________________
          Peter G. Hanelt

      /s/ David H. Folkman           Director                      December 10, 1997
____________________________________
          David H. Folkman

                                 EXHIBIT INDEX

 EXHIBIT                                                                  PAGE
 NUMBER                               NAME                               NUMBER
 -------                              ----                               ------
  1.1    Form of Underwriting Agreement.*
  2.1    Form of Exchange Agreement dated February   , 1998 by and
         among Shoe Pavilion, Inc., Shoe Inn, Inc. and Dmitry Beinus.*
  3.1    Certificate of Incorporation of the Registrant (Delaware).
  3.2    Bylaws of the Registrant (Delaware).
  4.1    Specimen Common Stock Certificate.*
  5.1    Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the Common Stock.*
 10.1    Lease between Lincoln-Whitehall Pacific, LLC and Shoe Inn,
         Inc. dated October 28, 1996.
 10.2    1998 Equity Incentive Plan.*
 10.3    Directors' Stock Option Plan.*
 10.4    Loan Agreement between Shoe Inn, Inc. and U.S. Bank National
         Association dated October 24, 1997.*
 10.5    Form of Tax Allocation Agreement dated February   , 1998
         between Shoe Pavilion, Inc. and Dmitry Beinus.*
 10.6    Agreement of Purchase and Sale dated as of April 14, 1997
         among Standard Shoe Company and Shoe Inn, Inc.
 10.7    Form of Indemnification Agreement between the Registrant and certain of its officers and directors.
 23.1    Consent of Orrick, Herrington & Sutcliffe LLP (included in
         Exhibit 5.1).*
 23.2    Consent of Deloitte & Touche LLP.*
 24.1    Powers of Attorney (see Page II-4).

---------------------
*To be filed by amendment